Edificio MAPFRE - Carretera de Pozuelo, 52 - 28220 Majadahonda **Madrid** España
T +34 915 81 11 00 - F +34 915 81 11 34

MAPFRE

Madrid, 04 November 2008

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

QUARTERLY INFORMATION
(INTERIM DECLARATION OR QUARTERLY FINANCIAL REPORT)

QUARTER: **Third** YEAR: **2008**

END OF REPORTING PERIOD: **30/09/2008**

I. ISSUER IDENTIFICATION INFORMATION

Corporate name:	MAPFRE, S.A.

Legal address:	Paseo de Recoletos, 25. 28004 MADRID	**TAX ID** A-08055741

II. COMPLEMENTARY INFORMATION TO PREVIOUSLY RELEASED REGULATORY FILINGS

Explanation of the main changes with respect to previously filed information: **(only to be completed for those conditions stipulated in section B) of the instructions)**

III. INTERIM DECLARATION

OPERATING REVENUES AND FUNDS UNDER MANAGEMENT

Direct insurance and accepted reinsurance premiums written by the subsidiaries of the Company amounted to €11,263.7 million in the first nine months of 2008, a 13.5% increase. Consolidated premiums totalled €10,668.1 million, a rise of 13.9%. Total operating revenues reached €13,378.6 million, including €321.9 million of new gross contributions to pension funds. The breakdown of these revenues by business line is shown in the following table:

	9M 2008	9M 2007	% 08/07
Companies operating mainly in Spain	**7,724.7**	**7,328.1**	5.4%
- Gross written and accepted premiums	5,965.9	5,821.3	2.5%
- Income from investments	1,245.2	1,040.8	19.6%
- Other revenues	513.6	466.0	10.2%
Companies operating mainly abroad	**5,390.6**	**3,994.4**	35.0%
- Gross written and accepted premiums	4,702.2	3,546.3	32.6%
- Income from investments	551.2	346.7	59.0%
- Other revenues	137.2	101.4	35.3%
Parent company	**488.0**	**180.5**	170.4%
TOTAL REVENUES	**13,603.3**	**11,503.0**	18.3%
Consolidation adjustments and other companies	-546.6	-319.3	71.2%
TOTAL CONSOLIDATED REVENUES	**13,056.7**	**11,183.7**	16.7%
Gross contributions to pension funds	321.9	188.2	71.0%
TOTAL REVENUES FROM OPERATIONS	**13,378.6**	**11,371.9**	17.6%

Figures in million euros

In the first nine months of 2008, both the total cumulative and total consolidated revenues exceeded the figures for the previous year, having grown 18.3% and 16.7%, respectively, as a consequence of the following factors:

- Organic growth in premiums volumes.

- Consolidation of the companies in which the Group has acquired a stake (BANKINTER VIDA, CCM VIDA Y PENSIONES, UNION DUERO and DUERO PENSIONES, THE COMMERCE GROUP and GENEL SIGORTA) or absorbed (MUTUA VALENCIANA AUTOMOVILISTA).
- The evolution of the Euro, which in the third quarter has depreciated against the US Dollar and the Turkish Lira.
- Notable increase in financial income, which include the gains generated by the operations connected with the reorganisation of the structure of the alliance with CAJA MADRID.

The following table shows the evolution of funds under management in Life assurance and Savings products:

	9M 2008	9M 2007	% Var. 08/07
Life assurance technical reserves	16,767.8	16,414.3	2.2%
Pension funds	3,435.4	2,731.5	25.8%
Mutual funds and managed portfolios	3,222.0	4,119.7	-21.8%
TOTAL	**23,425.2**	**23,265.5**	0.7%

Figures in million euros

Excluding the effect of the adjustments arising from the change in the market value of the assets backing Life assurance technical reserves, funds under management would have grown 2.5%.

Spain

Direct insurance and accepted reinsurance premiums written by the companies that operate primarily in Spain reached €5,965.9 million, to which €321.9 million of new gross contributions to pension funds must be added, with the following breakdown by company:

	9M 2008	9M 2007	% 08/07
MOTOR INSURANCE[(1)]	1,925.6	1,857.6	3.7%
GENERAL INSURANCE[(1)]	930.5	867.2	7.3%
HEALTH INSURANCE	469.0	427.7	9.7%
AGRICULTURAL & LIVESTOCK INSURANCE	188.5	179.2	5.2%
COMMERCIAL INSURANCE	1,130.4	1,058.0	6.8%
NON-LIFE INSURANCE IN SPAIN	**4,644.0**	**4,389.7**	**5.8%**
LIFE SAVINGS	1,396.8	1,525.2	-8.4%
Agents channel	786.9	668.4	17.7%
Bank channel - CAJA MADRID	435.9	803.9	-45.8%
Bank channel - Other[(2)]	174.0	52.9	---
LIFE PROTECTION	265.6	238.4	11.4%
Agents channel	127.9	128.6	-0.5%
Bank channel - CAJA MADRID	93.9	100.6	-6.7%
Bank channel - Other[(2)]	43.8	9.2	---
LIFE ASSURANCE IN SPAIN[(2)]	**1,662.4**	**1,763.6**	**-5.7%**
TOTAL CUMULATIVE PREMIUMS	**6,306.4**	**6,153.3**	**2.5%**
Consolidation adjustments	-340.5	-332.0	2.6%
TOTAL PREMIUMS	**5,965.9**	**5,821.3**	**2.5%**
Gross contributions to pension funds	**321.9**	**188.2**	**71.0%**

Figures in million euros

(1) The business from the former MVA and MAPFRE SEGUROS GENERALES' Motor Insurance business in the Canary Islands are included in MAPFRE AUTOMÓVILES; and the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS are included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL).

(2) Includes BANKINTER VIDA and CCM VIDA Y PENSIONES, companies integrated on 30th June 2007 and UNIOIN DUERO VIDA, company consolidated from 1.7.2008 onwards.

The following aspects must be noted:

- MAPFRE has continued to grow more than the rest of the Spanish market in the main lines of Non-Life insurance, which has resulted in an increase of 0.6% in its market share, rising to 18.9%[(1)].

[1] Own calculation based on the figures published by ICEA on 23rd October 2008.

- MAPFRE FAMILIAR:
  - MOTOR INSURANCE UNIT: the increase in issuance exceeds by 1.3 percentage points the growth for the market(2), despite the significant decline in the sale of vehicles. During the first nine months of the year, the number of vehicles insured recorded a net increase of 29.000 units.
  - The development of premiums at the GENERAL INSURANCE OPERATING UNIT reflects a favourable sales performance, which has mitigated the impact of the slowdown in the demand from those segments linked to mortgages.
  - The increase in premiums at MAPFRE CAJA SALUD has been driven mainly by the Health Assistance group business and by the Expense Reimbursement line.

- The development of premiums at the COMMERCIAL INSURANCE OPERATING UNIT reflects mainly the growth of the Global Risks (international business) and the Credit lines, which have mitigated the slowdown in demand in the Engineering and Third-party Liability lines.

- The evolution of Life assurance premiums reflects:
  - the excellent performance of the agents channel, thanks to the larger issuance of retail single premium savings products and the launch of new products linked to money markets and the US Dollar;
  - the comparatively smaller volumes through the CAJA MADRID channel, due to timing differences in the execution of sales campaigns;
  - the good development of premium issuance at BANKINTER VIDA and CCM VIDA Y PENSIONES;
  - the winning of large corporate operations for €73.7 million;
  - and the consolidation of UNION DUERO VIDA from 1st July 2008.

[2] Own calculation based on the figures published by ICEA on 23rd October 2008. Market growth calculated eliminating the figures for MAPFRE

The following table shows the breakdown by company of premiums written through the agents' and bank channels:

	AGENTS AND OTHER			BANK CHANNEL			TOTAL		
	9M 2008	9M 2007	Var. %	9M 2008	9M 2007	Var. %	9M 2008	9M 2007	Var. %
LIFE[1]	841.1	713.1	17.9%	747.6	966.6	-22.7%	1,588.7	1,679.7	-5.4%
MOTOR[2]	1,886.3	1,826.2	3.3%	39.3	31.4	25.2%	1,925.6	1,857.6	3.7%
GENERAL INSURANCE[2]	840.7	775.8	8.4%	89.8	91.4	-1.8%	930.5	867.2	7.3%
AGRICULTURAL & LIVESTOCK	188.2	178.9	5.2%	0.3	0.3	0.0%	188.5	179.2	5.2%
HEALTH	442.4	403.4	9.7%	26.6	24.3	9.5%	469.0	427.7	9.7%
COMMERCIAL INSURANCE[2]	1,114.7	1,036.0	7.6%	15.7	22.0	-28.6%	1,130.4	1,058.0	6.8%
NON-LIFE	4,472.3	4,220.4	6.0%	171.7	169.3	1.4%	4,644.0	4,389.7	5.8%
LIFE[1]									
MAPFRE VIDA - Large corporate operations							73.7	83.9	-12.2%
Consolidation adjustments							-340.5	-332.0	—
TOTAL[1]	5,313.4	4,933.5	7.7%	919.3	1,135.9	-19.1%	5,965.9	5,821.3	2.5%

Figures in million euros

(1) Includes BANKINTER VIDA and CCM VIDA Y PENSIONES, which were integrated on 30.6.2007, and UNION DUERO and DUERO PENSIONES, integrated from 1.7.2008 onwards.

(2) The business from the former MVA and MAPFRE SEGUROS GENERALES' Motor Insurance business in the Canary Islands are included in MAPFRE AUTOMÓVILES; and the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS are included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL).

Other revenues from companies that operate primarily in Spain reached €513.6 million, an increase of 10.2% over the previous year. Their breakdown by company is shown in the following table:

	9M 2008	9M 2007	% 08/07
MAPFRE INVERSIÓN and subsidiaries	76.4	87.8	-13.0%
MAPFRE INMUEBLES	48.7	30.1	61.8%
MAPFRE QUAVITAE	89.7	89.4	0.3%
Other entities	298.8	258.6	15.5%
TOTAL	**513.6**	**466.0**	**10.2%**

Figures in million euros

The subsidiaries that operate in stockbroking, as well as mutual and pension fund management, which are grouped under MAPFRE INVERSIÓN, obtained revenues of €76.4 million, a 13% decrease over the first nine months of 2007. The volume of assets in mutual funds and managed portfolios stood at €3,222 million, equivalent to a 21.8% decrease, and assets managed in pension funds reached €1,512 million, a 2.2% decrease.

The increase in "Others" reflects primarily the growth in the business volume of the subsidiaries of MAPFRE AUTOMÓVILES operating in vehicle financing and car dealerships.

International

Premiums written and accepted by the companies whose activity is primarily international evolved as follows:

	9M 2008	9M 2007	% 08/07
Life	575.8	493.9	16.6%
LATIN AMERICA[(1)]	545.1	467.7	16.5%
OTHER COUNTRIES[(2)]	30.7	26.2	17.2%
Non-life	2,788.4	1,830.3	52.3%
LATIN AMERICA[(1)]	2,095.8	1,716.8	22.1%
OTHER COUNTRIES[(2)]	692.6	113.5	---
DIRECT INSURANCE	**3,364.2**	**2,324.2**	**44.7%**
ACCEPTED REINSURANCE	1,355.3	1,206.6	12.3%
ASSISTANCE	237.8	236.9	0.4%
TOTAL CUMULATIVE PREMIUMS	**4,957.3**	**3,767.7**	**31.6%**
Consolidation adjustments	-255.1	-221.3	15.3%
TOTAL CONSOLIDATED PREMIUMS[(3)]	**4,702.2**	**3,546.4**	**32.6%**

Figures in million euros

(1) Includes the consolidated figures for holding company MAPFRE AMÉRICA, company merged with MAPFRE AMÉRICA VIDA with retroactive effect from 1.1.2008.

(2) Includes THE COMMERCE GROUP and MAPFRE USA (USA), MAPFRE INSULAR (the Philippines), GENEL SIGORTA (Turkey) and the businesses in Portugal.

The solid 20.9% increase in premiums at MAPFRE AMERICA (as a result of a 22.1% increase in Non-Life and a 16.5% increase in Life) came mainly from retail business distributed through the regional network, as well as from the development of new distribution channels. Growth in Non-Life in Mexico and Life in Brazil has been affected by the non-renewal of some corporate accounts.

The following table shows the breakdown of the growth rates of Direct Insurance premiums achieved in the various countries:

	PREMIUMS (LIFE AND NON-LIFE)			
COUNTRY	**9M 2008**	9M 2007	% 08/07	Local Currency % 08/07
BRAZIL[(1)]	**1,055.2**	879.4	20.0%	16.2%
VENEZUELA	**315.1**	219.9	43.3%	61.6%
MEXICO	**313.7**	317.7	-1.3%	7.8%
ARGENTINA	**279.5**	233.7	19.6%	33.1%
PUERTO RICO	**232.3**	206.5	12.5%	27.3%
OTHER COUNTRIES[(2)]	**445.1**	327.3	36.0%	---
MAPFRE AMÉRICA	**2,640.9**	2,184.5	20.9%	---

Figures in million euros

(1) Figures for Brazil for 9M08 include premiums from MAPFRE NOSSA CAIXA of €134.2 million (€106 million in 9M07).

(2) Includes Chile, Colombia, the Dominican Republic, Ecuador, El Salvador, Paraguay, Peru and Uruguay.

The INTERNATIONAL OPERATING UNIT obtained a total premiums volume of €723.3 million:

- the business activities in Portugal booked premiums written of €111.7 million, equivalent to a 0.8% decrease.
- the premiums contributed by GENEL SIGORTA (Turkey), consolidated as of 30.9.2007, and THE COMMERCE GROUP (USA), consolidated from 31.5.2008, amounted to €181.9 million and €400.5 million, respectively.

The breakdown of the growth rates of Direct Insurance premiums achieved in the various countries are shown in the following table.

	PREMIUMS (LIFE AND NON-LIFE)		
COUNTRY	**9M 2008**	9M 2007	% 08/07
USA[(1)]	**411.9**	10.6	---
TURKEY	**181.9**	---	---
PORTUGAL	**111.7**	112.6	-0.8%
PHILIPPINES	**17.8**	16.5	7.9%
MAPFRE INTERNACIONAL OPERATING UNIT	**723.3**	139.7	---

Figures in million euros

(1) Includes THE COMMERCE GROUP and MAPFRE USA. Does not include Puerto Rico.

In the accepted reinsurance business, MAPFRE RE and its subsidiaries recorded a consolidated volume of premiums of €1,355.3 million (€1,206.6 million in the first nine months of 2007), a 12.3% increase. Growth reflects the development of the European offices, the expansion in Asia, the inclusion of premiums from GENEL SIGORTA and THE COMMERCE GROUP, as well as the growth of business coming from MAPFRE AMÉRICA.

The total revenues (premiums and revenues from the sale of services) of MAPFRE ASISTENCIA and its subsidiaries reached €331.1 million, a 1.6% increase over the previous year. Of these, €237.8 million corresponded to written and accepted premiums, with a 0.4% rise, and €93.3 million to revenues from services, a 4.8% increase.

MANAGEMENT RATIOS

In Non-life lines, the consolidated combined ratio was 93.0%, virtually the same as in the previous year. The development of the main management ratios is shown in the following table:

	RATIOS					
	EXPENSE RATIO(1)		LOSS RATIO(2)		COMBINED RATIO(3)	
COMPANY	9M 2008	9M 2007	9M 2008	9M 2007	9M 2008	9M 2007
MAPFRE S.A. consolidated	**23.9%**	24.0%	**69.1%**	68.9%	**93.0%**	92.9%
Companies operating primarily in Spain						
MOTOR INSURANCE OP. UNIT	**14.3%**	15.2%	**74.8%**	74.6%	**89.1%**	89.8%
GENERAL INSURANCE OP. UNIT	**25.7%**	26.0%	**58.3%**	63.3%	**84.0%**	89.3%
HEALTH	**19.6%**	16.5%	**75.2%**	77.6%	**94.8%**	94.1%
AGRICULTURAL AND LIVESTOCK	**21.0%**	20.7%	**73.6%**	75.7%	**94.6%**	96.4%
COMMERCIAL INSURANCE OP. UNIT(4)	**19.7%**	20.4%	**65.0%**	63.3%	**84.7%**	83.7%
TOTAL NON-LIFE SPAIN	**18.2%**	18.5%	**70.2%**	71.3%	**88.4%**	89.8%
LIFE ASSURANCE OP. UNIT(5)	**0.9%**	0.8%				
Companies operating primarily abroad						
MAPFRE AMÉRICA	**34.1%**	34.7%	**68.6%**	66.9%	**102.7%**	101.6%
INTERNATIONAL OP. UNIT	**25.4%**	29.4%	**69.8%**	70.0%	**95.2%**	99.4%
INT'L. DIRECT INSURANCE DIVISION	**32.1%**	34.3%	**68.9%**	67.1%	**101.0%**	101.4%
REINSURANCE	**29.2%**	31.1%	**65.2%**	61.2%	**94.4%**	92.3%
ASSISTANCE	**25.3%**	26.4%	**68.5%**	66.1%	**93.8%**	92.5%

(1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures for the Non-life business.

(2) (Net claims incurred + variation of other technical reserves)/Net premiums earned. Figures for the Non-life business.

(3) Combined ratio = Expense ratio + Loss ratio. Figures for the Non-life business.

(4) Given their importance, the net revenues from the risk classification activities of the credit and surety business are added to the numerator of the expense ratio.

(5) Net operating expenses / average third party funds under management (annualised ratio). Figures for MAPFRE VIDA.

RESULTS

The net consolidated result (after tax) amounted to €781.5 million (€670.3 million for 9M2007), a 16.6% increase; and the net result attributable to the parent company (after minority interests) reached €715.6 million, a 41.6% increase.

The following table shows the sources and breakdown of results:

	9M 2008	9M 2007	% Var.
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	8,354.9	7,058.8	18.4%
Premiums earned, net of ceded and retroceded reinsurance	6,669.9	5,628.1	18.5%
Net claims incurred and variation in other technical provisions	-4,610.7	-3,875.9	19.0%
Operating expenses, net of reinsurance	-1,556.3	-1,296.4	20.0%
Other technical income and expenses	-35.3	-55.9	-36.9%
Technical result	467.6	399.9	16.9%
Net financial income	401.5	387.2	3.7%
Result of Non-life business	**869.1**	**787.1**	**10.4%**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	2,313.2	2,308.9	0.2%
Premiums earned, net of ceded and retroceded reinsurance	2,191.5	2,181.4	0.5%
Net claims incurred and variation in other technical provisions	-2,283.1	-2,226.8	2.5%
Operating expenses, net of reinsurance	-353.5	-308.1	14.7%
Other technical income and expenses	-5.8	-7.8	-25.6%
Technical result	-450.9	-361.3	24.8%
Net financial income	702.4	504.6	39.2%
Unrealised gains and losses in Unit Linked products	-29.4	3.6	---
Result of Life business	**222.1**	**146.9**	**51.2%**
OTHER BUSINESS ACTIVITIES			
Operating income	429.7	385.6	11.4%
Operating expenses	-431.2	-345.6	24.8%
Net financial income	-2.2	-24.3	-90.9%
Results from minority shareholdings	2.8	11.0	-74.5%
Other net income	-1.6	-0.3	---
Results from other business activities	**-2.5**	**26.4**	**-109.5%**
Result before tax and minority shareholders	**1,088.7**	**960.4**	**13.4%**
Taxes	-307.2	-290.1	5.9%
Result after tax	**781.5**	**670.3**	**16.6%**
Result after tax from discontinued operations	-0.9	0.0	---
Result for the year	**780.6**	**670.3**	**16.5%**
Result attributable to minority shareholders	-65.0	-165.1	-60.6%
Result attributable to the controlling Company	715.6	505.2	41.6%

Figures in million euros

The contribution of the main Units and Companies to the consolidated results is shown in the following table:

	Net Result	Minority interests	**Contribution to consolidated result 9M 2008**	Contribution to consolidated result 9M 2007
INSURANCE ACTIVITIES				
MOTOR[1]	234.0		**234.0**	227.2
LIFE AND SAVINGS[2]	122.3	-2.7	**119.6**	52.5
GENERAL INSURANCE	120.6		**120.6**	44.7
COMMERCIAL INSURANCE	79.1		**79.1**	36.4
HEALTH	28.3		**28.3**	7.7
AGRICULTURAL & LIVESTOCK	8.6		**8.6**	7.2
OTHER ACTIVITIES				
MAPFRE INMUEBLES	-20.5		**-20.5**	2.3
MAPFRE QUAVITAE	-0.9	0.4	**-0.5**	-0.3
BANCO DE S.F. CAJA MADRID - MAPFRE			**2.9**	3.1
Other companies and consolidation adjustments				-4.7
COMPANIES OPERATING MAINLY IN SPAIN			**572.1**	376.1
MAPFRE AMÉRICA[3]	74.6	-8.3	**66.3**	58.8
MAPFRE RE	77.1	-6.6	**70.5**	61.3
ASSISTANCE OPERATING UNIT	9.4		**9.4**	7.1
INTERNATIONAL OP. UNIT[4]	12.8	-1.5	**11.3**	6.3
COMPANIES OPERATING MAINLY ABROAD			**157.5**	133.5
Other companies and consolidation adjustments			**-14.0**	-4.4
MAPFRE S.A.[1]			**715.6**	505.2

Figures in million euros

1) The 2008 figures for MAPFRE AUTOMÓVILES include the items corresponding to the former MVA and MAPFRE SEGUROS GENERALES' Motor Business in the Canary Islands.

2) Includes BANKINTER VIDA and CCM VIDA Y PENSIONES, UNION DUERO VIDA and DUERO PENSIONES.

3) Figures for 9M2007 include MAPFRE AMERICA VIDA, which has been absorbed by MAPFRE AMERICA, with retroactive effect from 1st January 2008.

4) Includes THE COMMERCE GROUP (USA), MAPFRE USA, MAPFRE INSULAR (the Philippines), GENEL SIGORTA (Turkey) and the businesses in Portugal.

EQUITY

The net consolidated equity stood at €5,936.8 million, compared to €5,586.4 million as at 30.9.2007. Of said amount, €864.1 million corresponded to minority interests in subsidiaries. Consolidated equity per share amounted to €1.90 at the end of the first nine months of 2008 (€1.89 as at 30.9.2007).

The variation in net equity during the year is shown in the following table:

	2008		2007
	9M	**6M**	9M
BALANCE AS AT PRIOR YEAR END	**5,614.4**	**5,614.4**	**5,054.3**
Additions and deductions accounted for directly in equity			
Investments available for sale	-656.1	-754.9	-412.3
Translation adjustments	-2.7	-137.6	-9.5
Shadow accounting	251.4	407.5	360.9
TOTAL	-407.4	-485.0	-61.0
Result for the period	780.6	576.5	670.3
Distribution of previous year's result	-203.1	-203.1	-174.4
Interim dividend for the year	---	---	---
Other items	152.3	78.9	97.2
BALANCE AS AT PERIOD END	**5,936.8**	**5,581.7**	**5,586.4**

Figures in million euros

Shareholders' equity has increased €355.1 million versus 30.6.2008, due to:

- the notable decrease of negative translation adjustments
- the moderate impact of the global financial crisis on the valuation adjustments reserve of available for sale assets
- the accumulated result for the period
- the capitalisation of a €50 million loan given by CAJA MADRID to MAPFRE INTERNACIONAL

ACQUISITIONS, PROJECTS AND DISPOSALS

During the first nine months of the year, the following operations were carried out:

Acquisitions and disposals linked to the process aimed at defining the new structure of the alliance with CAJA MADRID

- Undertaken by the Group's parent company:

  - Acquisition of a shareholding in MAPFRE – CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS through the payment of €464.3 million
  - Sale to CORPORACIÓN FINANCIERA CAJA MADRID of the holdings in GESMADRID, CAJA MADRID BOLSA and CAJA MADRID PENSIONES, for a price of €114.4 million

- Undertaken by MAPFRE VIDA:

  - Sale to CORPORACIÓN FINANCIERA CAJA MADRID of a shareholding in GESMUSINI SERVICIOS (which has changed its name to MAPFRE – CAJA MADRID VIDA) for a price of €33.2 million. Subsequently, this subsidiary has carried out a capital increase of €222.6 million, which was wholly subscribed by CORPORACIÓN FINANCIERA CAJA MADRID

Other acquisitions carried out by the Group Parent Company

During the third quarter the Group Parent Company subscribed a capital increase undertaken by its subsidiary MAPFRE INTERNACIONAL through the capitalisation of a loan for €400 million, of which it had lent 87.5% of this amount.

As part of the agreement between MAPFRE and CAJA DUERO to jointly develop, sell and distribute Life assurance and pension plans through the branch network of said Savings Bank, stakes of 50% each have been acquired in UNION DUERO VIDA and DUERO PENSIONES, for a total cash outlay of €105.6 million.

Acquisitions and disposals carried out by subsidiaries

MAPFRE INTERNACIONAL has acquired the entire share capital of the insurance group THE COMMERCE GROUP, INC. (USA), for a total consideration of USD 2,211 million. The cost of the investment on the Balance Sheet amounts to €1,513.4 million.

MAPFRE INTERNACIONAL has subscribed a capital increase at its subsidiary MAPFRE USA for USD 32 million (€22 million).

MAPFRE AMERICA has acquired an 18.3% shareholding in its subsidiary MAPFRE DOMINICANA for €2.5 million, thereby increasing its shareholding in this company to 99.9%.

MAPFRE AMERICA has completed the acquisition of a 58.2% stake in ATLAS COMPAÑIA DE SEGUROS in Ecuador through a cash outlay of USD 6.3 million (€4.0 million).

DIRECT INVESTMENTS CARRIED OUT BY THE PARENT COMPANY

Overall, the net amount of the investments made by holding company MAPFRE S.A. totalled €2,130.2 million, as shown in the following table:

Company	**Investments**
MAPFRE – CAJA MADRID HOLDING	464.3
CAJA MADRID BOLSA, CAJA MADRID PENSIONES, GESMADRID	(114.4)
MAPFRE INTERNACIONAL	1,673.9
UNION DUERO VIDA y DUERO PENSIONES	105.6
Other	0.8
TOTAL	2,130.2

Funding

The investments detailed above were paid for with available excess cash and with the drawdown of syndicated loans.

INTERIM DIVIDEND

The Board of Directors has agreed to pay an interim dividend of €0.07 against the 2008 results, an increase of 16.7% versus the previous year. As a result the total dividend paid during the year amounts to €0.14 per share, a rise of 27.3% versus the previous year.

Dividend reinvestment programme

The Board of Directors of MAPFRE S.A. has today agreed to offer shareholders the possibility to reinvest the next interim dividend in newly issued shares of the company.

The dividend reinvestment plan will have the following features:

- Optional: Shareholders will continue to receive their dividends in cash, and may choose to participate in the reinvestment plan, if they so wish
- Any MAPFRE shareholder who holds at least 39 rights on the day prior to the payment of the dividend will be eligible
- The issue price will be €2.21 per share, which is the lower of:
  - the average closing price of MAPFRE's shares, thirty (30) calendar days prior to the 29th October 2008 (from 29th September 2008 to 28th October 2008, inclusive): €2.67 per share
  - and the volume weighted average price of MAPFRE's shares, for those transactions undertaken on 28th October 2008: €2.21 per share
- Shareholders will be able to choose to reinvest 82% of their gross dividend in new shares
- The programme is initially made available for the 2008 interim dividend. However, MAPFRE's Board of Directors foresees that it will analyse the possibility of offering this or other dividend reinvestment formulas which may be agreed in the future

HUMAN RESOURCES

The number of employees at the end of the first nine months of the year and its breakdown by line of business is shown in the following table:

	9M 2008	9M 2007	Var.
Insurance companies	24,548	20,273	21.1%
Other businesses	9,545	10,159	-6.0%
TOTAL	34,093	30,432	12.0%

At the end of the first nine months of 2008, there were 16,598 employees in Spain and 17,495 abroad (17,093 and 13,339, respectively, as at 30.9.2007).

Nine months 2008 results

Presentation for investors and analysts

29th October 2008



MAPFRE 75 YEARS

Nº 2008 - 22

- **Key highlights**
- Consolidated financial information
- Business development
- Appendix
- Calendar and contacts

Summary

MAPFRE 75 YEARS

MAPFRE maintains its solid trend in revenues and results, which places it in an excellent position to face a complex environment

Revenues	13,056.7	+16.7%
Premiums	10,668.1	+13.9%
Funds under management	23,425.2	+0.7%
Non-life combined ratio	93.0%	+0.1p.p.

Million Euros

Has resulted in ...

A net result of €715.6 million (+41.6%) → **9 months EPS of €26.73 cents (+20.4%)**

Highlights of the third quarter results

MAPFRE 75 YEARS

- Solid Spanish business with growth rates above the average of the Non-Life insurance market
- Continued strong growth of International Insurance operations
- Integration of COMMERCE and the Life and Pensions business of CAJA DUERO
- Stable combined ratio at excellent levels (93%)
- Increase of €355.1 million in consolidated equity in the third quarter

Sustained growth of recurrent results...


Attributable result
+41.6%
715.6
17.3
+38.2%
505.2
505.2
698.3
9M 2007
9M 2008
Extraordinary items & investment losses
Million Euros


Earnings per share
+20.4%
26.73
0.64
22.20
+17.5%
22.20
26.09
9M 2007
9M 2008
Extraordinary items & investment losses
Euro cents

... including the limited impact from the financial crisis

MAPFRE 75 YEARS

The attributable result reflects the performance of the underlying business



Attributable 9M08
715.6
Extraordinary items reported in 6M08
(62.2)
Investment losses (third quarter)
44.9
Adjusted Attributable 9M08
698.3

Fannie Mae/Freddie Mac	23.6
Lehman Brothers	21.3
TOTAL	44.9

0.017 Euros per share

Million Euros

Key figures

	9M 2008	9M 2007	% 08/07
Results			
Gross written and accepted premiums	10,668.1	9,367.7	13.9%
- Non-life	8,354.9	7,058.8	18.4%
- Life	2,313.2	2,308.9	0.2%
Net result, group share	715.6	505.2	41.6%
Earnings per share (Euro cents)	26.73	22.20	20.4%
Balance sheet			
Total assets	42,308.7	37,558.6	12.6%
Managed savings[1]	23,425.2	23,265.5	0.7%
Shareholders' equity	5,072.7	4,293.4	18.2%
Financial debt	3,385.5	1,536.0	120.4%
Solvency ratio[2]	2.4x	2.4x	
Ratios			
Non-life loss ratio[3]	69.1%	68.9%	
Non-life expense ratio[3]	23.9%	24.0%	
Non-life combined ratio[3]	93.0%	92.9%	
Life assurance expense ratio[4]	1.0%	0.9%	
ROE[5]	20.1%	16.1%	
Employees	34,093	30,432	12.0%

Million Euros

1) Includes: Life technical reserves, mutual and pension funds
2) The solvency ratio is calculated twice a year. The solvency ratios included in this table are as at 30th June of each year
3) Ratios calculated over net premiums earned
4) Net operating expenses / average third party funds under management (annualised ratio). Figures for MAPFRE VIDA
5) In this document the half yearly ROE is calculated by dividing the sum of the net profits for the last four quarters, by the average equity at the beginning and the end of the period

Continuing to improve shareholders' returns...

2008 interim dividend

- The Board of Directors has agreed to pay an interim dividend of €0.07 against the 2008 results, an increase of 16.7% versus the previous year
- The total dividend paid during the year amounts to €0.14 per share, a rise of 27.3% versus the previous year

Evolution of interim dividends[1]



CAGR +26.0%
+ 16.7%
0.022
0.030
0.034
0.040
0.060
0.070
2003
2004
2005
2006
2007
2008
Euros

1) Figures adjusted for the 5-for-1 split carried out on 28th October 2006

... and increasing their remuneration alternatives

MAPFRE 75 YEARS

Dividend reinvestment plan

- The Board of Directors of MAPFRE has resolved to offer shareholders the possibility to reinvest the next interim dividend in newly issued shares of the company
- The dividend reinvestment plan will have the following features:

Optional	▪ Shareholders will continue to receive their dividends in cash, and may choose to participate in the reinvestment plan if they so wish
Eligibility	▪ Any MAPFRE shareholder who holds at least 39 rights on the day prior to the payment of the dividend will be eligible
Issue price	▪ €2.21 per share, which is the lower of: – the average closing price of MAPFRE's shares, thirty (30) calendar days prior to the 29th October 2008 (from 29th September 2008 to 28th October 2008, inclusive): €2.67 per share – and the volume weighted average price of MAPFRE's shares, for those transactions undertaken on 28th October 2008: €2.21 per share
Reinvestment amount	▪ Shareholders will be able to choose to reinvest 82% of their gross dividend in new shares
Periodicity	▪ The programme is initially made available for the 2008 interim dividend. However, MAPFRE's Board of Directors foresees that it will analyse the possibility of offering this or other dividend reinvestment formulas which may be agreed in the future

Corporate reorganisations completed during the third quarter

MAPFRE 75 YEARS

Merger of MAPFRE AMÉRICA and MAPFRE AMÉRICA VIDA

- The merger between MAPFRE AMÉRICA and MAPFRE AMÉRICA VIDA was concluded during the third quarter, with retroactive effect from 1st January 2008

UNIÓN DUERO VIDA and DUERO PENSIONES included in the scope of consolidation

- The results of the third quarter include the contribution of the Life assurance and Pensions businesses distributed through the CAJA DUERO network, from 1.7.2008 onwards

Reorganisation of the COMMERCIAL INSURANCE UNIT

MAPFRE 75 YEARS

- MAPFRE's Board of Directors has approved a reorganisation, which affects the Commercial Insurance Unit and the International Insurance Division. As a result:
  - the COMMERCIAL INSURANCE UNIT will focus on its present Industrial and Agricultural risks businesses, as well as on the development of its technical services subsidiaries SERMAP and MAPFRE SERVICIO DE PREVENCIÓN
  - the Global Risks and the Credit and Surety businesses, which are currently part of the Commercial Insurance Operating Unit, will be managed by MAPFRE INTERNACIONAL
- This reorganisation will be effective from 1st January 2009

Agreement with CAJA DUERO

MAPFRE 75 YEARS

Key highlights

Overview	▪ Agreement to jointly develop, sell and distribute Life assurance and Pension Plans through the CAJA DUERO network ▪ MAPFRE acquires 50% of Unión Duero Vida and Duero Pensiones
Advantages of the agreement	▪ This agreement gives an impulse to CAJA DUERO's insurance and pensions plans businesses, while further strengthening MAPFRE's prominent position in Life Assurance
Consolidation	▪ From 1.7. 2008

Extensive distribution network



Other regions Spain 10.8%
Valencia 3.6%
Andalusia 3.9%
Madrid 11.6%
559 branches
Portugal 3.0%
Castile León 52.8%
Extremadura 14.3%

Branches in Castile León



León (11)
Zamora (21)
Salamanca (103)
Ávila (25)
Palencia (30)
Soria (49)
Burgos (8)
Segovia (1)
Valladolid (47)

Source: Caja Duero Annual report 2007

- Key highlights
- **Consolidated financial information**
- Business development
- Appendix
- Calendar and contacts

Geographical breakdown of premiums and results

Premiums[1]



Reinsurance
12.0%
Life (Abroad)
5.1%
Life (Spain)
14.8%
Non-Life (Abroad)
26.9%
Non-Life (Spain)
41.2%

Results[2]



Life (Abroad)
3.7%
Reinsurance and others
5.1%
Life (Spain)
16.9%
Non-Life (Abroad)
8.5%
Non-Life (Spain)
65.8%

1) Aggregate figures
2) Consolidated figures

Premiums growth by units

MAPFRE 75 YEARS



Change in premiums
€ million

Unit	Change in premiums (€ million)	Premiums € Mn.	% Var.
INTERNATIONAL OP. UNIT	583.6	723.3	---
MAPFRE AMÉRICA	456.4	2,640.9	+20.9%
MAPFRE RE	148.7	1,355.3	+12.3%
COMMERCIAL INSURANCE	72.4	1,130.4	+6.8%
MOTOR INSURANCE	68.0	1,925.6	+3.7%
GENERAL INSURANCE	63.3	930.5	+7.3%
HEALTH INSURANCE	41.3	469.0	+9.7%
MAPFRE ASISTENCIA	0.9	237.8	+0.4%
AGRICULTURAL & LIVESTOCK	9.3	188.5	+5.2%
LIFE	-101.2	1,662.4	-5.7%

Breakdown of premiums by distribution channel in Spain

Agents and other channels[1]


4,472.3
5,387.1
914.8
+14.8%
+6.0%
+7.4%
LIFE
NON-LIFE
TOTAL

Bank channel[1]


171.7
919.3
747.6
-22.7%
+1.4%
-19.1%
LIFE
NON-LIFE
TOTAL

Million Euros

1) Gross written and accepted premiums

Key operating figures

MAPFRE 75 YEARS

Change in Non-life underwriting result
€ million


GENERAL INSURANCE 46.6
INTERNATIONAL OP. UNIT 28.3
MOTOR INSURANCE 22.7
AGRICULTURAL & LIVESTOCK 3.5
-0.5 COMMERCIAL INSURANCE
-0.5 HEALTH INSURANCE
-1.7 MAPFRE ASISTENCIA
-8.4 MAPFRE RE
-21.3 MAPFRE AMERICA

Non-life combined ratio (%)

	30.9.08	30.9.07
GENERAL INSURANCE	84.0	89.3
INTERNATIONAL OP. UNIT	95.2	99.4
MOTOR INSURANCE	89.1	89.8
AGRICULTURAL & LIVESTOCK	94.6	96.4
COMMERCIAL INSURANCE	84.7	83.7
HEALTH INSURANCE	94.8	94.1
MAPFRE ASISTENCIA	93.8	92.5
MAPFRE RE	94.4	92.3
MAPFRE AMERICA	102.7	101.6

Development of Non-life insurance results

MAPFRE 75 YEARS

Non-life Account

	9M 2008	9M 2007	% 08/07
Gross written and accepted premiums	8,354.9	7,058.8	18.4%
Underwriting result	467.6	399.9	16.9%
Net financial and other non-technical income	401.5	387.2	3.7%
Result of Non-life business	**869.1**	**787.1**	**10.4%**
Loss ratio(1)	69.1%	68.9%	
Expense ratio(1)	23.9%	24.0%	
Combined ratio(1)	**93.0%**	**92.9%**	

Million Euros

Key points

- Sustained premiums growth, driven mainly by General Insurance, Health Insurance, Latin America and Reinsurance
- The combined ratio remains stable at excellent levels, even taking into account the €22 million impact from hurricane "Ike"
- The integration of THE COMMERCE GROUP, GENEL SIGORTA and MVA
- Net financial gains of €39.9 million (€32.3 million in the first nine months of 2007)(2), at MAPFRE FAMILIAR and MAPFRE AMERICA
- Losses of €50.8 million(2) arising from the exposure to securities issued by Lehman Brothers, Fannie Mae and Freddie Mac

1) Ratios as a % of net premiums earned
2) Before tax and minority interests

Development of Life assurance results

MAPFRE 75 YEARS

Life Account

	9M 2008	9M 2007	% 08/07
Gross written and accepted premiums	2,313.2	2,308.9	0.2%
Underwriting and financial result	251.5	143.3	75.5%
Unrealised result from Unit-Linked products(1)	-29.4	3.6	---
Result of Life business	**222.1**	**146.9**	**51.2%**

Million Euros

1) This has a neutral impact on results, since it is compensated by a lower variation in technical reserves

Key points

- The volume of premiums reflects:
  - the comparatively smaller business volumes through the CAJA MADRID network due to the timing differences in the execution of sale campaigns
  - the notable performance of the Agency network where business volumes have increased 14.8%
  - the growth in international business
- Rise in the profitability of the Brazilian business
- The integration of BANKINTER VIDA, CCM VIDA Y PENSIONES, the Life assurance and Pensions businesses of CAJA DUERO, and GENEL YAŞAM, which contribute:
  - €224.1 million in premiums
  - €20.8 million in results
- Losses of €9.4 million(1) arising from the exposure to securities issued by Lehman Brothers

1) Before tax and minority interests

Development of results from Other Business Activities

MAPFRE 75 YEARS

Other Business Activities[1]

	9M 2008	9M 2007	% 08/07
Operating revenues	429.7	385.6	11.4%
Operating expenses	-431.2	-345.6	24.8%
Net financial income	-2.2	-24.3	-90.9%
Results from minority interests	2.8	11.0	-74.5%
Other net revenues	-1.6	-0.3	---
Results from Other Business Activities	**-2.5**	**26.4**	**---**

Million Euros

Key points

- Slowdown in the growth of revenues in non-insurance subsidiaries
- Increase in financial expenses in the third quarter due to the interest paid on syndicated loans

1) "Other Business Activities" include the non-insurance activities of the Group undertaken by the insurance subsidiaries, as well as by other subsidiaries. It also includes the activities of the holding company MAPFRE S.A.

Key operating figures

MAPFRE 75 YEARS



Change in net results € million		Net results € Mn.	% Var.
GENERAL INSURANCE	33.0	120.6	+37.7%
LIFE ASSURANCE OP. UNIT	19.0	122.3	+18.4%
HEALTH	13.3	28.3	+88.7%
MAPFRE AMERICA	8.4	74.6	+12.7%
COMMERCIAL INSURANCE	7.7	79.1	+10.8%
MAPFRE RE	7.4	77.1	+10.6%
MOTOR INSURANCE	6.8	234.0	+3.0%
INTERNATIONAL OP. UNIT	5.1	12.8	---
MAPFRE ASISTENCIA	2.3	9.4	+32.4%
AGRICULTURAL & LIVESTOCK	1.4	8.6	+19.4%

Results

	9M 2008	9M 2007	% 08/07
Result before tax and minority interests	**1,088.7**	**960.4**	**13.4%**
Taxes	-307.2	-290.1	5.9%
Result after tax	**781.5**	**670.3**	**16.6%**
Result after tax from discontinued operations	-0.9	0.0	---
Result for the year	**780.6**	**670.3**	**16.5%**
Result attributable to minority shareholders	-65.0	-165.1	-60.6%
Result attributable to the controlling Company	715.6	505.2	41.6%

Million Euros

Key highlights

- Stable growth of the recurrent business
- Extraordinary results generated during the first half of the year, claims caused by hurricane "Ike" and losses arising form the exposure to securities issued by Lehman Brothers, Fannie Mae and Freddie Mac
- Decrease in the result attributable to minority shareholders as a consequence of the absorption of MAPFRE - CAJA MADRID HOLDING
- Reduction of the corporate tax rate in Spain (from 32.5% to 30%)

Impact on the Balance sheet of the investment in UNION DUERO and DUERO PENSIONES

	UNIÓN DUERO VIDA	DUERO PENSIONES	TOTAL
Intangible assets	101.8	24.0	125.8
Investments	441.1	4.4	445.5
Total Assets	454.2	9.0	463.2
Debt and payables	4.0	1.0	5.0
Technical reserves	401.3	–	401.3

Million Euros

Balance sheet

Balance Sheet

	30/9/2008	30/6/2008	31/12/2007	30/9/2007
Goodwill	1,654.1	1,625.5	1,016.9	1,006.8
Fixed assets	386.0	383.6	371.1	364.5
Cash & equivalents	1,346.4	1,250.0	1,618.7	1,565.6
Investments & real estate	29,887.8	28,895.0	29,137.7	28,926.4
Participation by reinsurance in technical reserves	2,657.8	2,539.2	2,146.1	2,135.8
Other assets	6,376.6	6,518.0	3,336.4	3,559.5
TOTAL ASSETS	42,308.7	41,211.3	37,626.9	37,558.6
Shareholders' Equity	5,072.7	4,818.7	4,331.4	4,293.4
Minority interests	864.1	763.0	1,283.0	1,293.0
Debt	3,385.5	3,417.0	1,519.1	1,536.0
Technical reserves	29,027.3	28,340.7	26,781.8	26,187.3
- Life assurance reserves	16,420.3	16,016.6	16,584.3	15,985.3
- Other technical reserves	12,607.0	12,324.1	10,197.5	10,202.0
Reserves for risks and expenses	285.2	308.5	315.0	238.0
Other liabilities	3,673.9	3,563.4	3,396.6	4,010.9
TOTAL LIABILITIES	42,308.7	41,211.3	37,626.9	37,558.6

Million Euros

Key points

- The variations in the Balance Sheet figures are due mainly to:
  - the consolidation of COMMERCE GROUP and the Life assurance and Pensions businesses of CAJA DUERO
  - the drawdown of syndicated loans
  - the impact of the appreciation of the US Dollar on the value of the items denominated in this currency
  - the reduction in value of some financial assets due to the volatility in the financial markets in the "Investments" line, which has been compensated by the growth of business volumes

Changes in consolidated equity

MAPFRE 75 YEARS

Statement of changes in equity

	2008		2007
	9M	6M	9M
BALANCE AS AT PRIOR YEAR END	5,614.4	5,614.4	5,054.3
Additions and deductions accounted for directly in equity			
Investments available for sale	-656.1	-754.9	-412.3
Translation adjustments	-2.7	-137.6	-9.5
Shadow accounting	251.4	407.5	360.9
TOTAL	-407.4	-485.0	-61.0
Result for the period	780.6	576.5	670.3
Distribution of previous year's result	-203.1	-203.1	-174.4
Interim dividend for the year	—	—	—
Other items	152.3	78.9	97.2
BALANCE AS AT PERIOD END	5,935.8	5,581.7	5,586.4

Million Euros

Key points

- Shareholders' equity has increased €355.1 million versus 30.6.2008, due to:
  - the notable decrease of negative translation adjustments with respect to June 2008
  - the moderate impact of the global financial crisis on the valuation adjustments reserve of available for sale assets
  - the accumulated result for the period
  - the capitalisation of a €50 million loan given by CAJA MADRID to MAPFRE INTERNACIONAL

MAPFRE 75 YEARS

- Key highlights
- Consolidated financial information
- **Business development**
- Appendix
- Calendar and contacts

MAPFRE FAMILIAR - Motor Insurance(1)

Business activity indicators


Gross written and accepted premiums
66.5
1,924.1
1,857.6
+0.1%
1,925.6
MVA
MAP AUTOS
9M 2007
9M 2008
Underwriting result
1.0
185,6
184.6
+11.7%
207.3
MVA
MAP AUTOS
9M 2007
9M 2008
Net financial income
1.1
125,3
124.2
-20.4%
99.8
MVA
MAP AUTOS
9M 2007
9M 2008
Net result
3.3
230,5
227.2
+1.5%
234.0
MVA
MAP AUTOS
9M 2007
9M 2008

Million Euros

Profitability indicators


Combined Ratio
0.4%
90.2%
15.2%
74.6%
-1.1 p.p.
-0.9 p.p.
+0.2 p.p.
89.1%
14.3%
74.8%
9M 2007
9M 2008
Loss ratio
Expense ratio
MVA
ROE
0.2%
32.9%
32.7%
+0.1 p.p.
33.0%
33.0%
MVA
MAP AUTOS
9M 2007
9M 2008

1) For comparison purposes, on this slide figures for both years include the items corresponding to the former MVA

MAPFRE FAMILIAR - Motor Insurance: Key highlights of third quarter results

Growth in premiums	▫ The increase in issuance exceeds by 1.3 percentage points the growth for the market[1], despite the significant decline in the sale of vehicles ▫ During the first nine months of the year, the number of vehicles insured recorded a net increase of 29,000 units
Variation in the combined ratio	▫ The improvement reflects: – the moderation of growth in the loss experience as a result of lower frequency, which has largely compensated cost inflation; – the reduction in the expense ratio, as a result of the advances made in the planned reduction of internal expenses
Net financial income	▫ Includes realisation gains of €13.9 million, after tax (€18.5 million in 9M2007), as well as an €8.6 million loss before tax, from fixed income securities issued by Lehman Brothers

1) Own calculation based on the figures published by ICEA on 23rd October 2008. Market growth estimated by eliminating the figures for MAPFRE.

MAPFRE FAMILIAR - General Insurance

Business activity indicators


Gross written and accepted premiums
867.2
+7.3%
930.5
643.9
223.3
702.9
227.6
Other
Burial
9M 2007
9M 2008
Underwriting result
77.6
+60.1%
124.2
9M 2007
9M 2008
Net financial income
45.4
-16.7%
37.8
9M 2007
9M 2008
Net result
87.6
+37.7%
120.6
9M 2007
9M 2008

Million Euros

Profitability indicators


Combined Ratio
89.3%
-5.3 p.p.
84.0%
26.0%
-0.3 p.p.
25.7%
63.3%
-5.0 p.p
58.3%
9M 2007
9M 2008
Loss ratio
Expense ratio
ROE
37.5%
+15.7p.p.
53.2%
9M 2007
9M 2008

MAPFRE FAMILIAR - General Insurance: Key highlights of third quarter results

Growth in premiums	▫ Premium development reflects a favourable sales performance, which has mitigated the impact of the slowdown in the demand from those segments linked to mortgages
Loss experience	▫ The improvement is due mainly to the very favourable performance of the Household line, thanks to: – stable frequency – a controlled average cost – the absence of large claims
Expense ratio	▫ The reduction is due to a comparatively lower weight of products with higher commissions and to the reduction of internal expenses
Net financial income	▫ The decrease in financial income is due essentially to the impact of market volatility on the value of investments and to a €6.1 million loss before tax, from fixed income securities issued by Lehman Brothers

Commercial Insurance Operating Unit

MAPFRE 75 YEARS

Business activity indicators



Gross written and accepted premiums(1)
1,058.0
+6.8%
1,130.4
95.9
509.8
452.3
C & S
G. Risks
Industrial
119.3
510.6
500.5
9M 2007
9M 2008
Underwriting result
63.0
-0.8%
62.5
9M 2007
9M 2008
Net financial income
+9.5%
43.3
47.4
9M 2007
9M 2008
Net result
+10.8%
71.4
79.1
9M 2007
9M 2008

Profitability indicators



+1.0 p.p.
83.7%
84.7%
-0.7 p.p.
20.4%
19.7%
+1.7 p.p.
Combined Ratio
63.3%
65.0%
9M 2007
9M 2008
Loss ratio Expense ratio
-2.5 p.p.
27.0%
24.5%
ROE
9M 2007
9M 2008

Million Euros

1) Certain portfolios have been reallocated between the Global Risks and Industrial lines. Excluding this, the Industrial line would have grown 3.4% and Global Risks 6.8%

Commercial Insurance Operating Unit: Key highlights of third quarter results

Growth in premiums	▫ The development of premiums reflects mainly the growth of the Global Risks (international business) and the Credit lines, which have mitigated the slowdown in demand in the Engineering and Third-party Liability lines
Loss experience	▫ The favourable performance of the Industrial risks line has mitigated the increase of the loss experience in the Credit Insurance line, which nonetheless remains below market average
Expenses ratio	▫ The expense ratio has improved due to the containment of direct insurance expenses and higher reinsurance commissions
Net financial income	▫ Reflects net realisation losses of €0.5 million, which include a €4 million loss before tax from fixed income securities issued by Lehman Brothers

Non-life business in Spain: Key operating figures

MAPFRE 75 YEARS

	Revenues	% Var.	Net result	% Var.	Expense ratio[1]		Combined ratio[1]	
					9M 2008	9M 2007	9M 2008	9M 2007
MOTOR[2]	**2,301.7**	3.6%	**234.0**	3.0%	**14.3%**	15.2%	**89.1%**	89.8%
GENERAL INSURANCE[2]	**1,025.1**	7.8%	**120.6**	37.7%	**25.7%**	26.0%	**84.0%**	89.3%
HEALTH	**504.6**	12.8%	**28.3**	88.7%	**19.6%**	16.5%	**94.8%**	94.1%
AGRICULTURAL & LIVESTOCK	**199.0**	4.5%	**8.6**	19.4%	**21.0%**	20.7%	**94.6%**	96.4%
COMMERCIAL INSURANCE[2]	**1,244.3**	7.9%	**79.1**	10.8%	**19.7%**	20.4%	**84.7%**	83.7%
TOTAL NON-LIFE BUSINESS SPAIN	5,274.7	6.3%	470.6	15.2%	18.2%	18.5%	88.4%	89.8%

Million Euros

1) Ratios as a % of net premiums earned
2) The businesses from the former MVA and from MAPFRE SEGUROS GENERALES' Motor Insurance business in the Canary Islands are included in MAPFRE AUTOMÓVILES; while the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS are included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL)

Life Assurance Operating Unit

Business activity indicators



Gross written and accepted premiums
1,763.6
-5.7%
1,662.4
9M 2007
9M 2008
Underwriting and financial result
107.1
+37.7%
147.5
9M 2007
9M 2008
Net result
103.3
+18.4%
122.3
9M 2007
9M 2008

Million Euros

Profitability indicators



Expense ratio
0.83%
+0.11 p.p
0.94%
9M 2007
9M 2008
ROE
18.9%
-1.3p.p.
17.6%
9M 2007
9M 2008

Life Assurance Operating Unit:
Key highlights of third quarter results

MAPFRE 75 YEARS

Growth in results	
	▫ The evolution of premiums reflects: – the excellent performance of the agents channel, thanks to the larger issuance of retail single premium savings products and the launch of new products linked to money markets and the US Dollar – the comparatively smaller volumes through the CAJA MADRID channel, due to timing differences in the execution of sales campaigns – the good development of premium issuance at BANKINTER VIDA and CCM VIDA Y PENSIONES – the winning of large corporate operations for €73.7 million – the consolidation of UNION DUERO VIDA from 1st July 2008 ▫ The performance of the net financial income reflects: – the consolidation of BANKINTER VIDA, CCM VIDA Y PENSIONES, UNIÓN DUERO VIDA and DUERO PENSIONES. – a €9.4 million loss before tax from fixed income securities issued by Lehman Brothers
Growth in funds under management	▫ The development of funds under management reflects: – the consolidation of BANKINTER VIDA, CCM VIDA Y PENSIONES, UNIÓN DUERO VIDA and DUERO PENSIONES – the increase in redemptions and maturities in Life assurance products and in withdrawals from mutual funds – the reduction in unrealised gains

Life Assurance Operating Unit: Breakdown of premiums(1)

	9M 2008	9M 2007	% 08/07
Regular Premiums	289.4	266.3	8.7%
- Agents and other channels	231.4	239.1	-3.2%
- Bank channel - CAJA MADRID	16.7	19.6	-14.9%
- Bank channel - Other[2]	41.3	7.6	---
Single Premiums	1,107.4	1,258.9	-12.0%
- Agents and other channels	555.5	429.3	29.4%
- Bank channel - CAJA MADRID	419.2	784.3	-46.5%
- Bank channel - Other[2]	132.7	45.3	—
Life premiums - Savings	1,396.8	1,525.2	-8.4%
Life Premiums - Protection	265.6	238.4	11.4%
- Agents and other channels	127.9	128.6	-0.5%
- Bank channel - CAJA MADRID	93.9	100.6	-6.6%
- Bank channel - Other[2]	43.8	9.2	—
TOTAL PREMIUMS	1,662.4	1,763.6	-5.7%
Agents and other channels	914.8	797.0	14.8%
Bank channel	747.6	966.6	-22.7%

Million Euros

By type of premium



Life - Protection
16.0%
Life - Savings
84.0%

By distribution channel



Bank channel Others
13.1%
Bank channel CAJA MADRID
31.9%
Agents channel and others
55.0%

1) Figures do not include the agency in Portugal, which is included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL)
2) Figures as at September 2007 include BANKINTER VIDA and CCM VIDA Y PENSIONES, companies consolidated from 30.6.2007 onwards. The figures as at September 2008 also include UNION DUERO VIDA, consolidated from 1.7.2008

Life Assurance Operating Unit: Breakdown of funds under management[1]

	9M 2008	9M 2007	% 08/07
Regular premiums insurance	4,409.1	4,499.6	-2.0%
- Agents channel and others	3,691.3	3,958.5	-6.8%
- Bank channel - CAJA MADRID	331.2	355.2	-6.8%
- Bank channel - Other[2]	386.6	185.9	108.0%
Single-premiums insurance	10,494.9	10,832.0	-3.1%
- Agents channel and others	5,189.8	5,130.0	1.2%
- Bank channel - CAJA MADRID	4,086.6	4,594.8	-11.1%
- Bank channel - Other[2]	1,218.5	1,107.2	10.1%
Life assurance - Protection	269.5	225.5	19.5%
- Agents channel and others	45.5	41.9	8.6%
- Bank channel - CAJA MADRID	213.4	174.3	22.4%
- Bank channel - Other[2]	10.6	9.3	14.0%
Mathematical reserves	15,173.5	15,557.1	-2.5%
Other reserves	408.3	359.4	13.6%
- Agents channel and others	236.0	216.4	9.1%
- Bank channel - CAJA MADRID	127.0	115.6	9.9%
- Bank channel - Other[2]	45.3	27.4	65.3%
TOTAL TECHNICAL RESERVES	15,581.8	15,916.5	-2.1%
Mutual funds and managed portfolios	3,222.0	4,119.7	-21.8%
Pension funds	3,435.4	2,981.4	15.2%
> MAPFRE INVERSIÓN	1,512.0	1,546.8	-2.2%
- Individual system	1,343.1	1,363.3	-1.5%
- Employers' system	168.9	183.5	-8.0%
> Other[2]	1,923.4	1,434.6	34.1%
TOTAL MANAGED SAVINGS	22,239.2	23,017.6	-3.4%

Million Euros

By type of business



Pension funds
15.5%
Mutual funds
14.5%
Other provisions
1.8%
Life assurance - Protection
1.2%
Regular premiums
19.8%
Single premiums
47.2%

By distribution channel



Bank channel Others
16.1%
Bank channel CAJA MADRID
21.4%
Agents channel and others
62.5%

1) Figures do not contain the agency in Portugal, which is included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL)
2) Figures as at September 2007 include BANKINTER VIDA and CCM VIDA Y PENSIONES, companies consolidated from 30.6.2007 onwards. The figures as at September 2008 also include UNION DUERO VIDA and DUERO PENSIONES, consolidated from 1.7.2008

Life Assurance Operating Unit: Change in funds under management[1]

	9M 2008	9M 2007
IFRS technical reserves [2]	**-567.6**	**106.7**
> Variation under Spanish GAAP [3]	-261.0	682.9
- Agents channel and others	137.7	174.6
- Bank channel - CAJA MADRID	-297.5	534.8
- Bank channel - Other[4]	-101.2	-26.5
Pension funds	**-246.8**	**99.3**
> Net sales	-3.5	37.0
- Agents channel and others	-15.9	29.0
- Bank channel - Other[4]	12.4	8.0
Mutual funds and managed portfolios	**-816.0**	**342.4**
> Net sales	-320.3	-57.0

Million Euros

Figures exclude the items corresponding to the branch in Portugal, included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL)

1) Accumulated variation versus the prior year end. Excludes the variation in shareholders' equity over the same period
2) Includes the effect of shadow accounting, a requirement of IFRS, which adjusts technical reserves for variations in interest rates
3) Variation of technical reserves for each year calculated under PCEA (Spanish GAAP)
4) Figures as at September 2007 include BANKINTER VIDA and CCM VIDA Y PENSIONES, companies consolidated from 30.6.2007 onwards. Figures as at September 2008 also include UNION DUERO VIDA and DUERO PENSIONES, consolidated from 1.7.2008

MAPFRE AMERICA

Business activity indicators


Gross written and accepted premiums
2,184.5
+20.9%
2,640.9
9M 2007
9M 2008
Underwriting and financial result
103.6
+12.9%
117.0
9M 2007
9M 2008
Gross result
100.4
+24.6%
125.1
9M 2007
9M 2008
Net result
66.2
+12.7%
74.6
9M 2007
9M 2008

Million Euros

Profitability indicators


Combined Ratio
+1.1 p.p.
101.6%
102.7%
-0.6 p.p.
34.7%
34.1%
+1.7 p.p.
66.9%
68.6%
9M 2007
9M 2008
Loss ratio
Expense ratio
ROE
-0.6 p.p.
10.0%
9.4%
2Q07: €120mn capital increase
9M 2007
9M 2008

MAPFRE AMERICA:
Key highlights of third quarter results

MAPFRE 75 YEARS

Growth in premiums

- The solid growth came mainly from the retail business distributed through the regional network, as well as from the development of new distribution channels. Growth in Non-Life in Mexico and Life in Brazil has been affected by the non-renewal of some corporate accounts

Underwriting and financial result

- The increase in the underwriting and financial result reflects:
  - the increase in the loss ratio in the Health insurance line in Puerto Rico and Venezuela, as well as the Workers' Compensation and Motor insurance lines in Argentina
  - the growth in Life assurance results, mainly in Brazil, which has a comparatively lower expense ratio than the rest of the Unit
  - the upward trend of interest rates throughout the region
  - a realisation gain of €8.5 million after tax in Argentina, from the sale of the corporate headquarters

Net result

- The performance reflects:
  - the growing weight of the Brazilian business, which is taxed at 40% since January 2008
  - the growth of those subsidiaries with minority interests

MAPFRE AMERICA:
Premiums and results by country

MAPFRE 75 YEARS

COUNTRY	PREMIUMS 9M 2008	PREMIUMS 9M 2007	PREMIUMS % 08/07	PREMIUMS Local Currency % 08/07	RESULTS [(1)] 9M 2008	RESULTS [(1)] 9M 2007	RESULTS [(1)] % 08/07	RESULTS [(1)] Local Currency % 08/07
BRAZIL[(2)]	**1,055.2**	879.4	20.0%	16.2%	**80.0**	48.9	63.6%	58.4%
VENEZUELA	**315.1**	219.9	43.3%	61.6%	**19.2**	23.9	-19.7%	-9.4%
MEXICO	**313.7**	317.7	-1.3%	7.8%	**11.7**	9.4	24.5%	36.6%
ARGENTINA	**279.5**	233.7	19.6%	33.1%	**18.6**	6.2	200.0%	—
PUERTO RICO	**232.3**	206.5	12.5%	27.3%	**8.1**	13.9	-41.7%	-34.1%
OTHER COUNTRIES [(3)]	**445.1**	327.3	36.0%	—	**5.9**	2.6	126.9%	—
Holding and consolidation adjustments	—	—	—	—	**-18.4**	-4.5	—	—
MAPFRE AMERICA	2,640.9	2,184.6	20.9%	—	125.1	100.4	24.6%	—

Million Euros

Key events of the third quarter

- The merger between MAPFRE AMERICA and MAPFRE AMERICA VIDA was concluded during the third quarter, with retroactive effect from 1.1.2008
- Results from Venezuela reflect the tax on bank payments in force during the first half of the year – eliminated at the end of June – and the impact of larger volatility in financial results
- The reduction in the results from Puerto Rico is due to the increase in the volumes of Health insurance, which is experiencing a comparatively higher loss experience

1) Before taxes and minority interests
2) Figures for Brazil for the first nine months of 2008 include the following data for MAPFRE NOSSA CAIXA: premiums: €134.2 million (€106 million in 9M07); result before taxes and minority interests €43 million (€17.5 million in 9M07)
3) Includes Chile, Colombia, Ecuador, El Salvador, Paraguay, Peru, the Dominican Republic and Uruguay

MAPFRE 75 YEARS

International Operating Unit(1)

Business activity indicators



Gross written and accepted premiums
139.7
723.3
9M 2007
9M 2008
Underwriting and financial result
-4.2
18.9
9M 2007
9M 2008
Financial result
15.8
20.5
9M 2007
9M 2008
Net result
7.7
12.8
9M 2007
9M 2008

Million Euros

Profitability indicators



Combined Ratio
99.4%
29.4%
70.0%
95.2%
25.4%
69.8%
9M 2007
9M 2008
Loss ratio Expense ratio
ROE
3Q07-3Q08: capital increases of €1,947 million
n.a.
2.0%
9M 2007
9M 2008

1) Figures as at September 2008 include GENEL SIGORTA (consolidated from 30.9.2007) and THE COMMERCE GROUP (31.5.2008)

MAPFRE 75 YEARS

New subsidiaries

- The variation in the results of the Unit mainly reflects the impact of the consolidation of GENEL SIGORTA (from 30.9.2007) and THE COMMERCE GROUP (from 31.5.2008)

THE COMMERCE GROUP	Highlights: – the notable improvement in the underwriting result, in an environment characterised by rate reductions, which has practically doubled with respect the first half of the year thanks to the containment of the loss experience and the good performance of recurring expenses. Excluding extraordinary items (€24.7 million), the combined ratio would have been 92.6% (vs. 93.9% in 9M07) – losses of €28.3 million before tax from securities issued by Lehman Brothers, Fannie Mae and Freddie Mac – the increase in the effective tax rate, as losses on the investment portfolio are not tax deductible
GENEL SIGORTA	Highlights: – the good performance of the business, within a context of increased competition – the favourable development of translation differences

International Operating Unit: Premiums and results by country

MAPFRE 75 YEARS

COUNTRY	PREMIUMS			RESULTS [1]		
	9M 2008	9M 2007	% 08/07	9M 2008	9M 2007	% 08/07
USA	**411.9**	10.6	---	**-11.9**	0.6	---
- THE COMMERCE GROUP	**400.5**	---	---	**-11.8**	---	---
- MAPFRE USA	11.4	10.6	7.5%	-0.1	0.6	---
TURKEY	**181.9**	---	---	**41.8**	---	---
PORTUGAL	**111.7**	112.6	-0.8%	**7.9**	8.1	-2.5%
PHILIPPINES	**17.8**	16.5	7.9%	**2.3**	1.5	53.3%
Holding and consolidation adjustments	---	---	---	**2.6**	0.7	---
INTERNATIONAL OPERATING UNIT	**723.3**	**139.7**	---	**42.7**	**10.9**	---

Million Euros

1) Before taxes and minority interests

MAPFRE RE

Business activity indicators



Gross written and accepted premiums
93.3
1,206.6
+12.3%
1,355.3
95.9
1,113.3
Life
Non-life
1,259.4
9M 2007
9M 2008
Underwriting result
58.3
-12,0%
51.3
9M 2007
9M 2008
Financial result
50.7
+17,6%
59.6
9M 2007
9M 2008
Net result
69.7
+10.6%
77.1
9M 2007
9M 2008

Million Euros

Profitability indicators



Combined Ratio
+2.1pp
92.3%
94.4%
-1.9pp
31.1%
29.2%
+4.0p.p
61.2%
65.2%
9M 2007
9M 2008
Loss ratio
Expense ratio
ROE
+0.8pp
12.1%
12.9%
9M 2007
9M 2008

MAPFRE RE:
Key highlights of third quarter results

MAPFRE 75 YEARS

Growth in premiums	Growth reflects the development of the European offices, the expansion in Asia, the inclusion of premiums from GENEL SIGORTA and THE COMMERCE GROUP, as well as the growth of business coming from MAPFRE AMÉRICA
Combined ratio	The loss ratio remains at acceptable levels. The increase reflects the higher frequency of medium sized non-Cat events and the claims arising from hurricane "Ike", which amounted to €22 million, before tax The expense ratio has fallen thanks to the containment of administration costs and the lower weight of commissions paid as a consequence of the expansion of the non-proportional lines
Financial result	This reflects: – the growth of business volumes – gains from translation differences (+€8.5 million in 9M08 vs. -€9.7 million in 9M07) – realisation losses amounting to €10.7 million, which include a €1.7 million loss before tax from securities issued by Lehman Brothers
Shareholders' Equity	Shareholders' equity increases 8.3%, thanks to the positive results of the business

- Key highlights
- Consolidated financial information
- Business development
- **Appendix**
- Calendar and contacts

Expected organisational chart


MAPFRE S.A.
100%
MAPFRE FAMILIAR(1)
100%
MAPFRE VIDA
100%
MAPFRE EMPRESAS
88.9%
MAPFRE AMÉRICA
87.5%
MAPFRE INTER-NACIONAL
INTERNATIONAL DIRECT INSURANCE DIVISION
91.5%
MAPFRE RE
100%
MAPFRE ASISTENCIA
OTHER BUSINESSES
INSURANCE IN SPAIN
INSURANCE ABROAD

1) Expected shareholdings at year end 2008

Contribution of recent acquisitions

Acquisitions	9M 08
Contributed gross written and accepted premiums	844.2
Contributed net attributable result	11.6
Interest paid on subordinated debt and syndicated loans	-54.8

Million Euros

Key quarterly consolidated figures

	1Q 2007	2Q 2007	3Q 2007	4Q 2007	1Q 2008	2Q 2008	3Q 2008
Non-life gross written and accepted premiums	2,751.9	2,249.5	2,057.4	2,233.7	3,137.1	2,556.5	2,661.3
Life gross written and accepted premiums	637.0	738.5	933.4	709.1	915.3	728.5	669.4
Total gross written and accepted premiums	3,388.9	2,988.0	2,990.8	2,942.8	4,052.4	3,285.0	3,330.7
Net result	169.7	165.9	169.6	225.9	286.3	243.1	186.2
Earnings per share (Euro cents)	7.46	7.29	7.45	9.93	10.70	9.08	6.95

Million Euros

Consolidated income statement

MAPFRE 75 YEARS

	9M 2008	9M 2007	% 08/07
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	8,354.9	7,058.8	18.4%
Premiums earned, net of ceded and retroceded reinsurance	6,669.9	5,628.1	18.5%
Net claims incurred and variation in other technical provisions	-4,610.7	-3,875.9	19.0%
Operating expenses, net of reinsurance	-1,556.3	-1,296.4	20.0%
Other technical income and expenses	-35.3	-55.9	-36.9%
Technical Result	**467.6**	**399.9**	**16.9%**
Net fin'l. income and other non-technical income and expenses	401.5	387.2	3.7%
Result of Non-life business	**869.1**	**787.1**	**10.4%**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	2,313.2	2,308.9	0.2%
Premiums earned, net of ceded and retroceded reinsurance	2,191.5	2,181.4	0.5%
Net claims incurred and variation in other technical provisions	-2,283.1	-2,226.8	2.5%
Operating expenses, net of reinsurance	-353.5	-308.1	14.7%
Other technical income and expenses	-5.8	-7.8	-25.6%
Technical Result	**-450.9**	**-361.3**	**24.8%**
Net financial income and other non-technical income	702.4	504.6	39.2%
Unrealised gains and losses in Unit-Linked products	-29.4	3.6	—
Result of Life business	**222.1**	**146.9**	**51.2%**
OTHER BUSINESS ACTIVITIES			
Operating income	429.7	385.6	11.4%
Operating expenses	-431.2	-345.6	24.8%
Other income and expenses	-1.0	-13.6	—
Results from other business activities	**-2.5**	**26.4**	**—**
Result before tax and minority interests	**1,088.7**	**960.4**	**13.4%**
Taxes	-307.2	-290.1	5.9%
Result after tax	**781.5**	**670.3**	**16.6%**
Result after tax from discontinued operations	-0.9	0.0	—
Result for the year	**780.6**	**670.3**	**16.5%**
Result attributable to minority shareholders	-65.0	-165.1	-60.6%
Result attributable to the controlling Company	**715.6**	**505.2**	**41.6%**

	9M 2008	9M 2007
Non-life loss ratio(1)	69.1%	68.9%
Non-life expense ratio(1)	23.9%	24.0%
Non-life combined ratio(1)	**93.0%**	**92.9%**

Million Euros

1) Ratios as a % of net premiums earned

Profit breakdown by units and companies

MAPFRE 75 YEARS

	Net Result	Minority interests	Contribution to consolidated result 9M 2008 € Million	%	Contribution to consolidated result 9M 2007 € Million	%
INSURANCE ACTIVITIES						
MOTOR[1]	234.0		**234.0**	32.7%	227.2	45.0%
LIFE AND SAVINGS[2]	122.3	-2.7	**119.6**	16.7%	52.5	10.4%
GENERAL INSURANCE	120.6		**120.6**	16.9%	44.7	8.8%
COMMERCIAL INSURANCE	79.1		**79.1**	11.1%	36.4	7.2%
HEALTH	28.3		**28.3**	4.0%	7.7	1.5%
AGRICULTURAL & LIVESTOCK	8.6		**8.6**	1.2%	7.2	1.4%
OTHER ACTIVITIES						
MAPFRE INMUEBLES	-20.5		**-20.5**	-2.9%	2.3	0.5%
MAPFRE QUAVITAE	-0.9	0.4	**-0.5**	-0.1%	-0.3	-0.1%
BANCO DE S.F. CAJA MADRID - MAPFRE			**2.9**	0.4%	3.1	0.6%
Other companies and consolidation adjustments					-4.7	—
COMPANIES OPERATING MAINLY IN SPAIN			672.1	79.9%	376.1	74.4%
MAPFRE AMÈRICA	74.6	-8.3	**66.3**	9.3%	58.8	11.6%
MAPFRE RE	77.1	-6.6	**70.5**	9.9%	61.3	12.1%
ASSISTANCE OPERATING UNIT	9.4		**9.4**	1.3%	7.1	1.4%
INTERNATIONAL OPERATING UNIT[3]	12.8	-1.5	**11.3**	1.6%	6.3	1.2%
COMPANIES OPERATING MAINLY ABROAD			157.5	22.0%	133.5	26.4%
Other companies and consolidation adjustments			**-14.0**	-2.0%	-4.4	-0.9%
MAPFRE S.A.			716.6	100.0%	505.2	100.0%

Million Euros

1) The 2008 figures for the MOTOR insurance business include the items corresponding to the former MVA
2) Includes BANKINTER VIDA CCM VIDA Y PENSIONES, UNION DUERO VIDA and DUERO PENSIONES
3) Includes THE COMMERCE GROUP, MAPFRE USA, MAPFRE INSULAR (the Philippines), GENEL SIGORTA and the business in Portugal

Expense and loss ratio by units and companies

COMPANY	EXPENSE RATIO(1)		LOSS RATIO(2)		COMBINED RATIO(3)	
	9M 2008	9M 2007	9M 2008	9M 2007	9M 2008	9M 2007
MAPFRE S.A. consolidated	23.9%	24.0%	69.1%	68.9%	93.0%	92.9%
Companies operating primarily in Spain						
MOTOR INSURANCE OP. UNIT	**14.3%**	15.2%	**74.8%**	74.6%	**89.1%**	89.8%
GENERAL INSURANCE OP. UNIT	**25.7%**	26.0%	**58.3%**	63.3%	**84.0%**	89.3%
HEALTH	**19.6%**	16.5%	**75.2%**	77.6%	**94.8%**	94.1%
AGRICULTURAL AND LIVESTOCK	**21.0%**	20.7%	**73.6%**	75.7%	**94.6%**	96.4%
COMMERCIAL INSURANCE OP. UNIT(4)	**19.7%**	20.4%	**65.0%**	63.3%	**84.7%**	83.7%
TOTAL NON-LIFE SPAIN	**18.2%**	18.5%	**70.2%**	71.3%	**88.4%**	89.8%
LIFE ASSURANCE OP. UNIT(5)	**0.9%**	0.8%				
Companies operating primarily abroad						
MAPFRE AMÉRICA	**34.1%**	34.7%	**68.6%**	66.9%	**102.7%**	101.6%
INTERNATIONAL OP. UNIT	**25.4%**	29.4%	**69.8%**	70.0%	**95.2%**	99.4%
INT'L. DIRECT INSURANCE DIVISION	**32.1%**	34.3%	**68.9%**	67.1%	**101.0%**	101.4%
REINSURANCE	**29.2%**	31.1%	**65.2%**	61.2%	**94.4%**	92.3%
ASSISTANCE	**25.3%**	26.4%	**68.5%**	66.1%	**93.8%**	92.5%

1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures for the Non-life business
2) (Net claims incurred + variation of other technical reserves)/Net premiums earned. Figures for the Non-life business
3) Combined ratio = Expense ratio + Loss ratio. Figures for the Non-life business
4) Given their importance, the net revenues from the risk classification activities of the credit and surety business are added to the numerator of the expense ratio
5) Net operating expenses / average third party funds under management (annualised ratio). Figures for MAPFRE VIDA

Financial income breakdown

	9M 2008	9M 2007	% 08/07
Net financial income	**1,079.8**	**878.1**	**23.0%**
- of which realised capital gains[(1)]	153.0	32.3	—
- of which foreign exchange income/(losses)	13.1	-13.3	—

Million Euros

1) Includes capital gains arising from the reorganisation of the structure of the alliance with CAJA MADRID (€103.2 million before tax)

Breakdown of investment losses by Business Units

MAPFRE 75 YEARS

After tax impact of the exposure to securities issued by Lehman Brothers and GSEs[1]



10.3
2.8
1.5
6.6
28.3
1.2
50.7
(5.8)
44.9
MAPFRE FAMILIAR
COMMERCIAL INSURANCE
AGRICULTURAL & LIVESTOCK
LIFE ASSURANCE OP.UNIT
MAPFRE INTERNACIONAL
MAPFRE RE
TOTAL
Minorities
Impact on attributable result of MAPFRE S.A

Million Euros

1) GSEs: Government Sponsored Enterprises

Breakdown of equity by units and companies

	Total equity					
	9M 2008		9M 2007			
	Stake		Stake		% Var.	
	Controlling shareholder	Minorities	Controlling shareholder	Minorities	Controlling shareholder	Minorities
MOTOR INSURANCE OP. UNIT	922.5	4.5	1027.6	—	-10.2%	—
MAPFRE AGROPECUARIA	119.5	—	119.3	—	0.2%	—
LIFE ASSURANCE OP. UNIT	1,076.0	—	412.6	396.4	160.8%	—
GENERAL INSURANCE OP. UNIT	375.8	—	154.9	148.8	142.6%	—
COMMERCIAL INSURANCE OP. UNIT	392.2	—	192.0	184.4	104.3%	—
MAPFRE CAJA SALUD	146.8	—	67.9	65.3	116.2%	—
MAPFRE AMÉRICA	1,047.9	131.3	991.4	124.5	5.7%	5.5%
MAPFRE RE	699.6	65.0	621.1	84.7	12.6%	-23.3%
ASSISTANCE OP. UNIT	121.2	—	108.3	—	11.9%	—
INTERNATIONAL OP. UNIT	1,750.4	250.0	227.6	—	—	—
OTHER COMPANIES	156.5	20.7	348.5	20.8	-55.1%	-0.5%

Million Euros

Calendar for 2008

MAPFRE 75 YEARS

29-Oct-08	Madrid	▪ Release of third quarter 2008 interim results ▪ Conference call - third quarter 2008 interim results (in English)
30-Oct-08	Madrid	▪ Analysts' presentation, third quarter 2008 interim results
03-Nov-08	London	▪ Analysts' presentation, third quarter 2008 interim results

Dates are indicative and are subject to change

Investor Relations Department

MAPFRE 75 YEARS

Luigi Lubelli	Finance Director	+34-91-581-6071
Jesús Amadori Carrillo	Head of Investor Relations	+34-91-581-2086
Alberto Fernández-Sanguino	Investor Relations	+34-91-581-2255
Beatriz Izard Pereda	Investor Relations	+34-91-581-2061
Antonio Triguero Sánchez	Investor Relations	+34-91-581-5211
Marisa Godino Alvarez	Assistant	+34-91-581-2985

MAPFRE S.A.
Investor Relations Department
Carretera de Pozuelo, nº 52
28220 Majadahonda
relacionesconinversores@mapfre.com

Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the development of the insurance market and the general economic situation of those countries where the Group operates; circumstances which may affect the competitiveness of insurance products and services; changes in the basis of calculation of mortality and morbidity tables which may affect the insurance activities of the Life and Health segments; frequency and severity of claims covered; effectiveness of the Groups reinsurance policies and fluctuations in the cost and availability of covers offered by third party reinsurers; changes in the legal environment; adverse legal actions; changes in monetary policy; variations in interest rates and exchange rates; fluctuations in liquidity and the value and profitability of assets which make up the investment portfolio; restrictions in the access to third party financing.

MAPFRE S.A. does not undertake to update or revise periodically the content of this document.

Nine months 2008 results

Financial supplement

29th October 2008



MAPFRE 75 YEARS

Nº 2008 - 23

Operating Companies and Units
Key figures

MAPFRE FAMILIAR - Motor Insurance[1]

	9M 2008	9M 2007	% 08/07
Gross written and accepted premiums	**1,925.6**	1,857.6	3.7%
Net premiums earned	**1,901.9**	1,815.5	4.8%
Underwriting result	**207.3**	184.6	12.3%
Net financial income	**99.8**	124.2	-19.6%
Other business activities	**3.4**	4.6	-26.1%
Other non-technical results	**5.1**	11.8	-56.8%
Gross result[1]	**315.5**	325.2	-3.0%
Net result	**234.0**	227.2	3.0%
Investments	**2,555.4**	2,524.3	1.2%
Technical reserves	**2,558.1**	2,543.7	0.6%
Equity	**927.0**	1,027.6	-9.8%
Non-life loss ratio[2]	**74.8%**	74.6%	
Non-life expense ratio[2]	**14.3%**	15.2%	
Non-life combined ratio[2]	**89.1%**	89.8%	
ROE	**33.0%**	32.7%	

1) The 2007 figures for MAPFRE AUTOMÓVILES does not include the items corresponding to the former MVA (which are included in the 2008 figures)
2) Before taxes and minority interests
3) Ratios as a % of net premiums earned

MAPFRE FAMILIAR - General Insurance

	9M 2008	9M 2007	% 08/07
Gross written and accepted premiums	**930.5**	867.2	7.3%
- Burial insurance	**227.6**	223.3	1.9%
- Other business lines	**702.9**	643.9	9.2%
Net premiums earned	**786.3**	736.6	6.7%
Underwriting result	**124.2**	77.6	60.1%
Net financial income	**37.8**	45.4	-16.7%
Other business activities	**2.0**	1.9	5.3%
Other non-technical results	**6.9**	5.3	30.2%
Gross result [1]	**170.8**	130.2	31.2%
Net result	**120.6**	87.6	37.7%
Investments	**1,255.9**	1,183.0	6.2%
Technical reserves	**1,328.1**	1,272.4	4.4%
Shareholders' equity	**375.8**	303.7	23.7%
Non-life loss ratio[2]	**58.3%**	63.3%	
Non-life expense ratio[2]	**25.7%**	26.0%	
Non-life combined ratio[2]	**84.0%**	89.3%	
ROE	**53.2%**	37.5%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

Million Euros

MAPFRE 75 YEARS

MAPFRE AGROPECUARIA

	9M 2008	9M 2007	% 08/07
Gross written and accepted premiums	**188.5**	179.2	5.2%
Net premiums earned	**169.5**	156.7	8.2%
Underwriting result	**9.2**	5.7	61.4%
Net financial income	**4.8**	6.0	-20.0%
Other business activities	**0.0**	0.0	—
Other non-technical results	**-1.8**	-1.0	80.0%
Gross result [1]	**12.3**	10.7	15.0%
Net result	**8.6**	7.2	19.4%
Investments	**184.7**	196.3	-5.9%
Technical reserves	**185.9**	170.8	8.8%
Shareholders' equity	**119.5**	119.3	0.2%
Non-life loss ratio[2]	**73.6%**	75.7%	
Non-life expense ratio[2]	**21.0%**	20.7%	
Non-life combined ratio[2]	**94.6%**	96.4%	
ROE	**14.1%**	16.0%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

MAPFRE FAMILIAR - Health

	9M 2008	9M 2007	% 08/07
Gross written and accepted premiums	**469.0**	427.7	9.7%
- Agency network[1]	**442.4**	403.4	9.7%
- Bank network	**26.6**	24.3	9.5%
Net premiums earned	**348.6**	316.8	10.0%
Underwriting result	**18.3**	18.8	-2.7%
Net financial income	**25.1**	9.1	175.8%
Other business activities	**-5.5**	-6.0	-8.3%
Other non-technical results	**-0.2**	0.2	-200.0%
Gross result [2]	**37.8**	22.1	71.0%
Net result	**28.3**	15.0	88.7%
Investments	**122.7**	92.9	32.1%
Technical reserves	**212.7**	210.1	1.2%
Shareholders' equity	**146.8**	133.2	10.2%
Non-life loss ratio[3]	**75.2%**	77.6%	
Non-life expense ratio[3]	**19.6%**	16.5%	
Non-life combined ratio[3]	**94.8%**	94.1%	
ROE	**22.8%**	15.6%	

1) Includes brokers
2) Before taxes and minority interests
3) Ratio as a % of net premiums earned

Million Euros

Operating Companies and Units
Key figures

MAPFRE 75 YEARS

MAPFRE EMPRESAS

	9M 2008	9M 2007	% 08/07
Gross written and accepted premiums	**1,130.4**	1,058.0	6.8%
- Industrial business	**500.5**	452.3	10.7%
- Global Risks	**510.6**	509.8	0.2%
- Credit and Surety business	**119.3**	95.9	24.4%
Net premiums earned	**409.6**	387.6	5.7%
Underwriting result	**62.5**	63.0	-0.8%
Net financial income	**47.4**	43.3	9.5%
Other business activities	**-3.4**	-3.1	9.7%
Other non-technical results	**6.3**	2.4	162.5%
Gross result [1]	**112.8**	105.6	6.8%
Net result	**79.1**	71.4	10.8%
Investments	**1,516.3**	1,321.7	14.7%
Technical reserves	**2,901.7**	2,491.2	16.5%
Shareholders' equity	**392.2**	376.4	4.2%
Non-life loss ratio[2]	**65.0%**	63.3%	
Non-life expense ratio[2]	**19.7%**	20.4%	
Non-life combined ratio[2]	**84.7%**	83.7%	
ROE	**24.5%**	27.0%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

MAPFRE VIDA

	9M 2008	9M 2007	% 08/07
Technical Reserves Spanish GAAP	**15,431.4**	15,351.5	0.5%
IFRS adjustments	**150.4**	565.0	-73.4%
Technical Reserves IFRS	**15,581.8**	15,916.5	-2.1%
Mutual Funds and managed portfolios	**3,222.0**	4,119.7	-21.8%
Pension Funds	**3,435.4**	2,981.4	15.2%
management			
IFRS	**22,239.2**	23,017.6	-3.4%
Spanish GAAP	**22,088.8**	22,452.6	-1.6%
Gross written and accepted premiums	**1,662.4**	1,763.6	-5.7%
Net premiums earned	**1,587.2**	1,695.7	-6.4%
Underwriting and financial result	**147.5**	107.1	37.7%
Other business activities	**49.8**	45.6	9.2%
Other non technical results	**0.0**	0.0	—
Gross result [1]	**197.3**	152.7	29.2%
Net result	**122.3**	103.3	18.4%
Investments	**122.3**	103.3	18.4%
Shareholders' equity	**1,076.0**	809.0	33.0%
Expense Ratio[2]	**0.9%**	0.8%	
ROE	**17.6%**	18.9%	

1) Before taxes and minority interests
2) Net operating expenses / average third-party funds under management (annualised ratio)

Million Euros

Operating Companies and Units
Key figures

MAPFRE 75 YEARS

INTERNATIONAL OP. UNIT (1)

	9M 2008	9M 2007	% 08/07
Gross written and accepted premiums	**723.3**	139.7	—
Net premiums earned	**608.6**	106.4	—
Underwriting result	**18.9**	-4.2	—
Net financial income	**20.5**	15.8	—
Other business activities	**0.1**	-0.4	—
Other non-technical results	**3.3**	-0.4	—
Gross result(2)	**42.7**	10.9	—
Net result	**12.8**	7.7	—
Investments	**2,456.5**	885.3	—
Technical reserves	**1,969.7**	738.5	—
Shareholders' equity	**2,000.4**	227.6	—
Non-life loss ratio(3)	**69.8%**	70.0%	
Non-life expense ratio(3)	**25.4%**	29.4%	
Non-life combined ratio(3)	**95.2%**	99.4%	
ROE	**2.0%**	—	

1) Figures shown for the INTERNATIONAL OP. UNIT include in both years the items corresponding to MAPFRE SEGUROS GERAIS and the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS. They also include the items corresponding to the first nine months of 2008 of GENEL SIGORTA and THE COMMERCE GROUP, consolidated from 31.5.2008 onwards
2) Before taxes and minority interests
3) Ratios as a % of net premiums earned

GENEL SIGORTA(1)

	9M 2008	9M 2007	% 08/07
Gross written and accepted premiums	**181.9**	160.6	13.3%
- Life	**6.4**	4.8	33.3%
Net premiums earned	**121.8**	109.6	11.1%
Underwriting result	**2.7**	11.6	-76.7%
Net financial income	**36.6**	11.2	—
Other business activities	**0.0**	0.0	—
Other non-technical results	**2.6**	2.5	4.0%
Gross result(2)	**41.8**	25.3	65.2%
Net result	**33.4**	21.2	57.5%
Investments	**386.9**	375.6	3.0%
Technical reserves	**272.0**	209.6	29.8%
Shareholders' Equity	**255.4**	236.3	8.1%
Non-life loss ratio(3)	**78.9%**	78.5%	
Non-life expense ratio(3)	**14.4%**	15.9%	
Non-life combined ratio(3)	**93.3%**	94.4%	
ROE	—	—	

1) Company consolidated from 30.9.2007 onwards. Figures for 9M2007 (included purely for comparison purposes) are translated at the same exchange rate as for 9M2008 (EUR/TRY= 0.535335)
2) Before taxes and minority interests
3) Ratios as a % of net premiums earned

Million Euros

Unidades y Sociedades Operativas
Principales cifras

THE COMMERCE GROUP(1)

	9M 2008	9M 2007	% 08/07
Gross written and accepted premiums	**940.1**	1,001.7	-6.1%
Net premiums earned	**855.5**	894.9	-4.4%
Underwriting result	**38.7**	54.7	-29.3%
Net financial income	**-13.6**	104.0	—
Other business activities	**0.0**	0.0	—
Other non-technical results	**-5.6**	0.0	—
Gross result(2)	**19.6**	158.7	-87.6%
Net result	**-5.8**	112.4	—
Investments	**1,586.8**	1,792.7	-11.5%
Technical reserves	**1,313.5**	1,313.7	0.0%
Shareholders' Equity	**777.8**	879.3	-11.5%
Non-life loss ratio(3)	**67.3%**	64.9%	
Non-life expense ratio(3)	**28.2%**	29.0%	
Non-life combined ratio(3)	**95.5%**	93.9%	
ROE	**n.a.**	16.2%	

1) Company consolidated from 31.5.2008 onwards. Figures for 9M2007 (included purely for comparison purposes) are translated at the same exchange rate as for 9M2008 (EUR/USD= 0.656251)
2) Before taxes and minority interests
3) Ratios as a % of net premiums earned

MAPFRE RE

	9M 2008	9M 2007	% 08/07
Gross written and accepted premiums	**1,355.3**	1,206.6	12.3%
- of which Life premiums	**95.9**	93.3	2.8%
Net premiums earned	**857.0**	763.2	12.3%
Underwriting result	**51.3**	58.3	-12.0%
Net financial income	**59.6**	50.7	17.6%
Other business activities	**0.0**	0.0	—
Other non-technical results	**-1.3**	-3.5	-62.9%
Gross result (1)	**109.6**	105.5	3.9%
Net result	**77.1**	69.7	10.6%
Investments	**2,118.8**	1,899.2	11.6%
Technical reserves	**1,998.4**	1,778.8	12.3%
Shareholders' equity	**764.6**	705.8	8.3%
Non-life loss ratio(2)	**65.2%**	61.2%	
Non-life expense ratio(2)	**29.2%**	31.1%	
Non-life combined ratio(2)	**94.4%**	92.3%	
ROE	**12.9%**	12.1%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

Million Euros

Operating Companies and Units
Key figures

MAPFRE AMERICA

	9M 2008	9M 2007	% 08/07
Gross written and accepted premiums	**2,640.9**	2,184.5	20.9%
Net premiums earned	**1,982.3**	1,684.6	17.7%
Underwriting and financial result	**117.0**	103.6	12.9%
Other business activities	**0.0**	0.0	—
Other non-technical results	**7.9**	-3.2	—
Gross result (1)	**125.1**	100.4	24.6%
Net result	**74.6**	66.2	12.7%
Investments	**2,513.3**	2,273.0	10.6%
Technical reserves	**2,942.6**	2,301.3	27.9%
Shareholders' equity	**1,179.2**	1,115.9	5.7%
Non-life loss ratio(2)	**68.6%**	66.9%	
Non-life expense ratio(2)	**34.1%**	34.7%	
Non-life combined ratio(2)	**102.7%**	101.6%	
ROE	**9.4%**	10.0%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

Million Euros

Operating Companies and Units
Key figures

BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE

	9M 2008	9M 2007	% 08/07
Net interest income	**93.1**	76.3	22.0%
Ordinary revenues	**93.0**	79.8	16.5%
Operating profits	**50.4**	46.1	9.3%
Provisions	**-37.7**	-34.9	8.0%
Gross result[1]	**12.5**	11.4	9.6%
Net result	**5.9**	6.3	-6.3%
Lending portfolio (net)	**6,582.8**	5,483.0	20.1%
Shareholders' equity	**459.3**	379.8	20.9%
Cost/income ratio[2]	**43.9%**	41.1%	
NPL ratio	**4.0%**	2.3%	
Coverage ratio	**51.4%**	101.9%	
BIS ratio	**9.8%**	8.3%	

1) Before taxes and minority interests
2) Operating expenses/ Operating revenues

MAPFRE INMUEBLES

	9M 2008	9M 2007	% 08/07
Operating revenues	**48.4**	29.8	62.4%
EBIT	**-10.9**	14.9	-173.2%
Net financial income	**-18.7**	-11.5	62.6%
Gross result[1]	**-29.6**	3.4	—
Net result	**-20.5**	2.3	—
Stock	**687.9**	631.4	8.9%
Debt	**517.7**	349.7	48.0%
Shareholders' equity	**123.6**	142.2	-13.1%
Real estate units under construction	**334**	552	-39.5%
Land (buildable floor space, thousand m^2)	**536.1**	485.0	10.5%
Floor space - under construction (thousand m^2)	**51.7**	67.0	-22.8%
ROE	—	3.6%	

1) Before taxes and minority interests

Million Euros

MAPFRE ASISTENCIA

	9M 2008	9M 2007	% 07/06
Operating income	**331.1**	325.9	1.6%
- Gross written and accepted premiums	**237.8**	236.9	0.4%
- Other income	**93.3**	89.0	4.8%
Net premiums earned	**207.5**	194.8	6.5%
Underwriting result	**12.9**	14.6	-11.6%
Net financial income	**1.4**	1.4	0.0%
Other business activities	**-1.3**	-5.2	-75.0%
Other non-technical results	**-0.2**	-1.0	-80.0%
Gross result (1)	**12.7**	9.9	28.3%
Net result	**9.4**	7.1	32.4%
Investments	**46.8**	58.6	-20.1%
Technical reserves	**202.2**	187.5	7.8%
Shareholders' equity	**121.2**	108.3	11.9%
Non-life loss ratio(2)	**68.5%**	66.1%	
Non-life expense ratio(2)	**25.3%**	26.4%	
Non-life combined ratio(2)	**93.8%**	92.5%	
ROE	**8.6%**	10.2%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

MAPFRE QUAVITAE (1)

	9M 2008	9M 2007	% 08/07
Operating revenues	**89.2**	89.3	-0.1%
EBIT	**0.7**	1.8	-61.1%
Total financial income	**-1.8**	-1.7	5.9%
Gross result(2)	**-1.1**	0.1	—
Net result	**-0.9**	-0.6	—
Financial debt	**45.0**	51.1	-11.9%
Shareholders' equity	**47.7**	47.9	-0.4%
Residential centres	**19**	20	-5.0%
Residential places	**3,153**	3,373	-6.5%
Day-centres	**28**	28	—
Day-centres places	**1,279**	1,179	8.5%
Teleassistance users	**20,223**	61,651	-67.2%
Home assistance users	**11,533**	10,905	5.8%

1) MAPFRE QUAVITAE is managed by the ASSISTANCE OPERATING UNIT, although MAPFRE, S.A. controls the majority of its share capital
2) Before taxes and minority interests

Million Euros

Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the development of the insurance market and the general economic situation of those countries where the Group operates; circumstances which may affect the competitiveness of insurance products and services; changes in the basis of calculation of mortality and morbidity tables which may affect the insurance activities of the Life and Health segments; frequency and severity of claims covered; effectiveness of the Groups reinsurance policies and fluctuations in the cost and availability of covers offered by third party reinsurers; changes in the legal environment; adverse legal actions; changes in monetary policy; variations in interest rates and exchange rates; fluctuations in liquidity and the value and profitability of assets which make up the investment portfolio; restrictions in the access to third party financing.

MAPFRE S.A. does not undertake to update or revise periodically the content of this document.

RECEIVED
2008 NOV 17 A 8:32

MAPFRE 75 AÑOS

MAPFRE INCREASED ITS NET RESULT 41.6%, TO €715.6 MILLION AT THE CLOSE OF SEPTEMBER 2008

- **Consolidated revenues increased by 16.7%, exceeding €13,000 million, with premiums close to €10,700 million, 13.9% higher.**
- **Earnings per share (EPS) increased 20.4%.**
- **The solid Spanish businesses and the sustainable growth abroad, provide the Group with an excellent position to face the complex current financial environment.**
- **The Board of Directors has agreed to pay an interim dividend of €0.07 against the 2008 results, an increase of 16.7% versus the previous year, and offer shareholders the possibility to reinvest it in new shares.**

MAPFRE has released today its results for the first nine months of 2008, with a growth of its net attributable results of 41.6%, to €715.6 million, which represents €26.73 cents per share, a 20.4% increase. This reflects the solid performance of the Spanish businesses, market where the Group has demonstrated Non-life growth rates above the rest of the market, as well as the sustainable growth in the international business, and the integration of Unión Duero Vida y Duero Pensiones.

Excluding the extraordinary gains, MAPFRE's profit would have grown 38.2% in the first nine months of the year, to €698.3 million.

The revenues of the Group in the first nine months of the year increased 16.7%, exceeding €13.056 million, and the premiums reached €10.668 million, a 13.9% increase compared to the same period of 2007. Funds under management reached €23,425.2 million, a 0.7% rise, and consolidated equity has increased by €355 million in the third quarter.

Of the total volume of premiums, almost €8,355 million came from the Non-life business, which have grown 18.4%, while the Life business has recorded premiums of €2,313.2 million, a 0.2% increase.

Premiums from the **Spanish business** amounted to €5,966 million, a 2.5% increase. Within this business:

- MAPFRE FAMILIAR has shown a positive performance in a highly competitive environment: the Motor business grew premiums 0.1%, to €1,925.6 million, versus a 0.9% decrease of the market; General Insurance business increased premiums 7.3% to €930.5 million; and Health insurance 9.7% to €469 million.

- Premiums in the Life and Pensions business decreased 5.7%, to €1,662.4 million, mainly due to comparatively less business volumes through the Caja Madrid network due to differences in timing of sales campaigns, which has been in part compensated with the important business growth generated by the agency network, and the consolidation of new businesses.

- The Commercial line has recorded premiums of €1,130.4 million, 6.8% higher.

The **international business** contributed €4,702.2 million, 32.6% higher than in the previous year. The following aspects are of noteworthy mention:

- MAPFRE AMÉRICA, which concluded its merger with MAPFRE AMÉRICA VIDA in the third quarter, obtained premiums of €2,640.9 million, a 20.9% increase.

- MAPFRE INTERNACIONAL, which includes the Direct Insurance business in the USA, Turkey, Portugal and Philippines, obtained premiums of €723.3 million.

- MAPFRE RE increased its premiums 12.3% to €1,355.3 million.

With the objective of increasing synergies among the different international businesses and providing global solutions for its clients, the Board of Directors of MAPFRE has approved a reorganization affecting the Commercial Unit and the International Division. With this reorganization, that will have full effect from 1st January 2009, the International Division will incorporate the Global Risks area and the Credit and Surety businesses.

MAPFRE 75 AÑOS

Interim dividend and dividend reinvestment program

The Board of Directors has agreed to pay an interim dividend of €0.07 per share, an increase of 16.7% over that paid the previous year. Furthermore, it has resolved to offer shareholders the possibility to reinvest this dividend in newly issued shares of the company as a result of the capital increase designed specifically for this. The approved dividend reinvestment plan, which might be continued in the future, will have the following features:

- The reinvestment is optional and shareholders may choose to continue receiving their dividend in cash.
- Any shareholder who holds at least 39 shares or rights may exercise the option during the exercise period of the pre-emption right, which will finalise on the day prior to the payment of said dividend.
- The issue price will be €2.21, equivalent to the volume weighted average price of MAPFRE shares, for those transactions undertaken on 28th October 2008.

Any interested party may follow through conference call or through the corporate web page (www.mapfre.com) the analysts presentation that will be held today at 17:45 CET (in English).

October 29th 2008, Madrid

For further information, please contact MAPFRE, Corporate Department of Communications and Social Responsibility, (phone +34 91 581 81 96 or +34 91 587 46 53, fax +34 91 581 83 82, e-mail susanadiaz@mapfre.com; joaquinhernandez@mapfre.com)

MAPFRE 75 AÑOS

MAIN CONSOLIDATED FIGURES

Results	Million € 9M 2008	Million € 9M 2007	% Var. 08 / 07
GROSS WRITTEN AND ACCEPTED PREMIUMS	**10,668.1**	**9,367.7**	**13.9%**
Non-life	8,354.9	7,058.8	18.4%
Life	2,313.2	2,308.9	0.2%
NET RESULT	**13,056.7**	**11,183.7**	**16.7%**
RESULTS BEF. TAX AND MINORITY INTERESTS	**1,088.7**	**960.4**	**13.4%**
RESULTS AFTER TAX AND MINORITY INTERESTS	**715.6**	**505.2**	**41.6%**
EARNINGS PER SHARE (euro cents)	**26.7**	**22.2**	**20.4%**

Balance Sheet	Million € 9M 2008	Million € 9M 2007	% Var. 08 / 07
TOTAL ASSETS	**42,308.7**	**37,558.6**	**12.6%**
MANAGED SAVINGS (1)	**23,425.2**	**23,265.5**	**0.7%**
SHAREHOLDERS' EQUITY	**5,072.7**	**4,293.4**	**18.2%**

(1) Includes: Life technical reserves, mutual and pension funds

MAIN FIGURES BY UNITS

Written and accepted premiums	Million € 9M 2008	Million € 9M 2007	% Var. 08 / 07
MAPFRE FAMILIAR	**3,513.6**	**3,331.7**	**5.5%**
Motor	1,925.6	1,857.59 (2)	3.7%
General Insurance	930.5	867.2	7.3%
Health	469.0	427.7	9.7%
Agricultural	188.5	179.2	5.2%
MAPFRE VIDA	**1,662.4**	**1,763.6**	**-5.7%**
MAPFRE EMPRESAS	**1,130.4**	**1,058.0**	**6.8%**
TOTAL DOMESTIC BUSINESS	**6,306.4**	**6,153.3**	**2.5%**
INT'L DIRECT INSURANCE DIVISION	**3,364.1**	**2,324.2**	**44.7%**
MAPFRE AMÉRICA	2,640.9	2,184.5	20.9%
MAPFRE INTERNACIONAL (3)	723.3	139.7	—
MAPFRE RE	**1,355.3**	**1,206.6**	**12.3%**
MAPFRE ASISTENCIA	**237.8**	**236.9**	**0.4%**
TOTAL INTERNATIONAL BUSINESS	**4,957.3**	**3,767.7**	**31.6%**

(2) Business from the former MVA not included / (3) Includes: USA, Portugal, Turkey and Philippines

Results before tax and minority interests	Million € 9M 2008	Million € 9M 2007	% Var. 08 / 07
MAPFRE FAMILIAR	**536.5**	**488.1**	**9.9%**
Motor	315.5	325.15 (2)	-3.0%
General Insurance	170.8	130.2	31.2%
Health	37.8	22.1	71.0%
Agricultural	12.3	10.7	15.0%
MAPFRE VIDA	**197.3**	**152.7**	**29.2%**
MAPFRE EMPRESAS	**112.8**	**105.6**	**6.8%**
TOTAL DOMESTIC BUSINESS	**846.6**	**746.4**	**13.4%**
INT'L DIRECT INSURANCE DIVISION	**167.8**	**111.3**	**50.7%**
MAPFRE AMÉRICA	125.1	100.4	24.6%
MAPFRE INTERNACIONAL (3)	42.7	10.9	—
MAPFRE RE	**109.6**	**105.5**	**3.9%**
MAPFRE ASISTENCIA	**12.7**	**9.9**	**28.3%**
TOTAL INTERNATIONAL BUSINESS	**290.1**	**226.6**	**28.0%**

(2) Business from the former MVA not included / (3) Includes: USA, Portugal, Turkey and Philippines

OTHER COMMUNICATIONS

Given the numerous requests we have received regarding the payment date of the interim dividend announced yesterday, the Company has considered necessary to clarify the following facts:

- As evidenced by the documents published so far, the interim dividend against 2008 results will be paid the day after the period to subscribe the agreed capital increase is ended.
- The period for pre-emption rights encompasses the 16 days after the rights offering is announced on the Boletín Oficial del Registro Mercantil ("BORME", the official news board of the Mercantile Register).
- The publication of such announcement depends only on the inscription of the Securities Brochure in the registers of the CNMV (Spanish Stock Exchange regulator), which has already been requested.
- Since the Company's Shares Register is already filed, it expects to have the Securities Brochure registered in the coming days.
- In addition to the announcement on the BORME, the opening of the subscription period and the dividend payment date will be filed with the CNMV to be publicised.

Madrid, 30th October 2008

MAPFRE

DIVIDEND REINVESTMENT PLAN IN NEWLY ISSUED SHARES

Being agreed the distribution of an interim dividend against 2008 results of €0.07 gross per share to shares numbered 1 to 2,676,851,956, both inclusive, to be paid the day after the subscription period of the capital increase this document is referred to is ended, the Board of Directors of the company has approved a reinvestment plan of said dividend by means of the subscription of newly issued shares, under the following terms:

Reinvestment of dividends

The reinvestment of the interim dividend against 2008 results shall take place by means of the appropriate capital increase, to which will be eligible all shareholders of the Company at the closing of the market on the day prior to the payment of said dividend who does not sell his/her rights .

Said shareholders will be eligible to reinvest up to 82% of the gross dividend corresponding to the shares they own, in new shares of the Company, issued under the terms exposed in the following section.

Said percentage is the result of applying the withholding tax of 18%, and provides an equitable treatment to shareholders, as well as the maintenance of their participation percentage in the share capital.

Capital increase

To provide sustain to the dividend reinvestment plan, the Board of Directors, pursuant to the authorization conferred by the General Meeting on 8th March 2008, agreed to increase the share capital in corresponding amount to the payment of the interim dividend for a maximum amount, including the issuance premium, of 151,688,276.09 Euros.

The issuance price of the new shares (2,210%) is the result of comparing the average closing price of MAPFRE's shares in the continuous market (SIBE) thirty (30) calendar days prior to 29th October 2008, that is, from 29th September to 28th October 2008, both inclusive, and the volume weighted average of MAPFRE's shares for those transactions undertaken on 28th October 2008, prevailing the latter for being lower than the former.

The new shares to be issued shall grant its owners the same political and economical rights to shares currently in circulation.

It will be requested the admission for listing to the Madrid and Barcelona Stock Exchanges of the new Company shares issued by reason of the capital increase.

Reinvestment Procedure

Shareholders shall give instructions to his/her Custodian bank where the shares are deposited for its subscription/reinvestment within the subscription period of the new issued shares

CARTERA MAPFRE, the main shareholder of MAPFRE, S.A, will inform the CNMV about its intention to subscribe its share of the capital increase.

****

For the execution of the dividend reinvestment plan exposed above, the Board of Directors has resolved to:

1. Approve the reinvestment plan for the interim dividend against 2008 results into newly issued shares as a result of the capital increase described under the following resolution.

2. Increase the share capital, in exercise of the authorisation granted in General Meeting on 8th March 2008, in the amount of 6,863,722.9 Euros, by means of the issuance and circulation of 68,637,229 ordinary shares, of 0.10 Euros par value each, of the same class and series as before, numbered consecutively 2,676,851,957 to 2,745,489,185, each inclusive, which subscription and payment shall take place in the following terms:

   a) Shares will be issued at 2,210%, that is, at 2.21 Euros each, 0.10 of which corresponds to nominal value and the remainder, 2.11 Euros to legal reserves, until said reserve reaches 20% of the share capital; the excess over such amount shall be added to voluntary reserves.

   b) New shares shall be paid in full at the moment of its subscription in cash.

   c) The new shares will participate in the results which will be distributed form 1st December 2008 onwards

   d) Existing shareholders shall have pre-emptive rights for the subscription of the newly issued shares as stated in the Companies Act; the period for pre-emption rights encompasses the 16 days after the rights offering is announced on the official news board of the Mercantile Register (Boletín Oficial del Registro Mercantil); in order to subscribe for one new share, he/she must be in possession of at least 39 "old shares".

e) If, once the period for pre-emption rights is finalised, the shares corresponding to the foreseen capital increased were not subscribed and paid-up in full, the share capital shall be increased in the actual subscription amount.

* * * * * * * * * * * * * *

RECEIVED
2008 NOV 17 A 8:33

OTHER COMMUNICATIONS

With regards to the accident involving an aircraft of the airline Spanair, which occurred the last 20th of August, and in order to clarify the news published on the responsibilities that may be derived from this event, notice is hereby given that MAPFRE is the direct insurer of the risks covered by the aviation policy taken out by said airline, as well as those arising from the death or injury of its employees. MAPFRE also insures the third-party liability, damage and income loss risks of AENA.

The risks derived from these insurance policies have been accepted, in their virtual entirety, by international reinsurers of reputed solvency, which are also responsible for meeting directly all the payments that may arise from the claims covered by these policies. In light of this, it is estimated that the financial consequences of the damages caused by this accident will have a small impact on MAPFRE's results.

Although the airline is responsible for accepting and handling the claims of the affected parties, MAPFRE, as the direct insurer, will cooperate to the fullest extent in all that is needed to facilitate the management of the claims and the payment of the insured amounts

MAPFRE wishes to express its support for all those affected by this accident and shares in the grief of the victims and their families.

Madrid, 22nd August 2008

COMISION NACIONAL DE MERCADO DE VALORES.
Pº DE LA CASTELLANA, 19. MADRID

RELEVANT FACT

For the purpose of the provisions contained in the current law in force, notice is hereby given that FUNDACION MAPFRE (through its wholly-owned subsidiary CARTERA MAPFRE, S.L.) and CORPORACIÓN FINANCIERA CAJA MADRID, S.A. have signed a document containing shareholder agreements relating to MAPFRE, S.A. shares, which updates and supplements the relevant facts filed on 17th December 2007 (filing no. 87,358), 25th January 2008 (filing no. 88,625) 8th May 2008 (filing no. 92,980) and 4th June 2008 (filing no. 94,261) relating to the reorganisation of the existing alliance between the MAPFRE and CAJA MADRID Groups.

Attached hereto is the complete wording of the aforesaid agreement.

Madrid, 30th July 2008.

COMISIÓN NACIONAL DEL MERCADO DE VALORES, C/MIGUEL ANGEL, 11-1ª PLANTA, MADRID

MAPFRE-CAJA MADRID STRATEGIC BUSINESS ALLIANCE SHAREHOLDERS AGREEMENT FOR MAPFRE S.A.

At Madrid on 5 February 2008

BETWEEN

Of the first part, MR. MIGUEL BLESA DE LA PARRA, Chairman of CAJA DE AHOROS Y MONTE DE PIEDAD DE MADRID (hereinafter CAJA MADRID), parent company of the CAJA MADRID Group and of CORPORACIÓN FINANCIERA CAJA MADRID (hereinafter, CORPORACIÓN CAJA MADRID).

And of the second part, MR. JOSÉ MANUEL MARTÍNEZ MARTÍNEZ, Chairman of CARTERA MAPFRE, S.L. (hereinafter, CARTERA MAPFRE).

WHEREAS

I. As a result of a reorganisation agreed by CAJA MADRID and MAPFRE of the existing business alliance between both Groups, CORPORACIÓN CAJA MADRID will become the owner of 401,527,793 shares of MAPFRE, S.A. (hereinafter, MAPFRE, S.A.) representing 15% of its share capital.

II. Both companies have agreed that their relationship as shareholders of MAPFRE, S.A. for such time as the said Framework Agreement remains in force, shall be governed as follows:

CLAUSES

ONE. Shareholding interest of CAJA MADRID in MAPFRE

1. CAJA MADRID agrees that the aggregate shareholding interest of all of the entities controlled by its Group in MAPFRE, S.A. including that of CORPORACION CAJA MADRID referred to above shall at no time exceed 15% of the capital of MAPFRE, S.A. nor fall below 3%.

   Within the said limits, CAJA MADRID may keep the holding interest that it deems pertinent at any time, however, it undertakes to previously notify CARTERA MAPFRE of any decision to purchase or sell shares it may take the amount of which exceeds 3% of the capital of MAPFRE.

RELEVANT FACT

For the purpose of the provisions contained in the current law in force, notice is hereby given that FUNDACION MAPFRE (through its wholly-owned subsidiary CARTERA MAPFRE, S.L.) and CORPORACIÓN FINANCIERA CAJA MADRID, S.A. have signed a document containing shareholder agreements relating to MAPFRE, S.A. shares, which updates and supplements the relevant facts filed on 17th December 2007 (filing no. 87,358), 25th January 2008 (filing no. 88,625) 8th May 2008 (filing no. 92,980) and 4th June 2008 (filing no. 94,261) relating to the reorganisation of the existing alliance between the MAPFRE and CAJA MADRID Groups.

Attached hereto is the complete wording of the aforesaid agreement.

Madrid, 30th July 2008.

COMISIÓN NACIONAL DEL MERCADO DE VALORES, C/MIGUEL ANGEL, 11-1ª PLANTA, MADRID

In the calculation of the percentages referred to in the previous paragraph any shares held at any time by any entity of the CAJA MADRID GROUP merely as an investment or as a result of any own trading transaction shall not be taken into account provided that the aggregate value thereof does not exceed 1% of the capital of MAPFRE, S.A. in the case of investments for the portfolios of the CAJA MADRID Group; nor any shares held by collective investment institutions or pension funds managed by said Group provided together they do not exceed 3%.

2. In any case, CAJA MADRID Group undertakes not to exercise any voting and information rights attached to the shares that exceed 15% of the capital of MAPFRE, and as a result it expressly waives the exercise of said voting and information rights. Those persons who from time to time may hold office as Chairman and Secretary of the General Meeting of Shareholders of MAPFRE shall take such measures as may be pertinent to fully enforce this commitment.

3. Without prejudice to the standing nature that both parties assign to the interest of the CAJA MADRID Group in the capital of MAPFRE as a strategic partner of the MAPFRE Group, the parties shall every five years revise the validity of the minimum limit laid down for the interest which may be changed upon agreement between both parties.

<u>TWO. Participation of CAJA MADRID on the management bodies of MAPFRE.</u>

Both parties agree that, in substitution of the provisions contained in the Companies Act, CAJA MADRID Group shall have the right to appoint:

- Two members of the Board of Directors of MAPFRE provided its shareholding interest is equal to or greater than 5% of the capital.

- One member, should its holding fall below the said percentage.

<u>THREE. Dividend policy.</u>

Without prejudice to the complete sovereignty of the management bodies of MAPFRE, both parties, as principal shareholders of MAPFRE, express their mutual desire that the dividend policy of the said company should comply with the principle contained in its Code of Good Governance to provide the shareholders with an adequate and expanding return to the extent that the results in each financial year and liquidity requirements so allow.

If, in the future, the dividends approved by the General Meeting of MAPFRE should fail to comply with this policy, CAJA MADRID Group shall be free to dispose of all of its MAPFRE, S.A. shares without being subject to any minimum commitment laid down in paragraph 1 of Clause One of this Agreement.

FOUR. Validity of this Agreement.

This Agreement shall come into force and govern the relationship between CAJA MADRID and CARTERA MAPFRE for such time as CAJA MADRID Group remains as a shareholder of MAPFRE, and the Regulatory Framework Agreement of the Strategic Business Alliance between CAJA MADRID and MAPFRE that is signed on the date hereof shall remain in force notwithstanding the percentage interest that CAJA MADRID Group may hold at any time in MAPFRE, and even if said interest is temporarily suspended and thereafter re-established.

FIVE. Law.

In regard to any matter about which this Agreement is silent, the relationship between CAJA MADRID Group and CARTERA MAPFRE shall be governed by the provisions contained in Spanish law relating to limited liability companies in force at any time.

IN WITNESS WHEREOF the parties sign this Agreement on the date first beforementioned.

By: CAJA MADRID	By: CARTERA MAPFRE

RELEVANT FACT

For the purpose of supplementing and updating the information relating to the 2007 Incentives Plan linked to the value of the shares for managers of MAPFRE Group, the subject of the relevant facts dated 1st June 2007 (filing no. 80,938) and 14th April 2008 (filing no. 91,928), notice is hereby given that on the occasion of the appointment as directors of MAPFRE, S.A. of Mr. Ignacio Baeza Gómez and Mr. Esteban Tejera Montalvo, and of the increase in the amount of the incentives referenced to the value of the shares granted to certain executive directors, as at the present date the members of this Board of Directors, Messrs. Andrés Jiménez Herradón, Antonio Huertas Mejías, José Manuel González Porro, Ignacio Baeza Gómez and Esteban Tejera Montalvo are beneficiaries of this incentive plan and they participate in said plan due to their holding office as Senior Managers. The participation of the five aforementioned Directors is increased to 23.14%, while the conditions of the plan as notified at the time remain unchanged.

Madrid, 30th July 2008.

END

COMISIÓN NACIONAL DEL MERCADO DE VALORES, C/MIGUEL ANGEL, 11-1ª PLANTA, MADRID